UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2023

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	2Q23 Earnings press release

GRUPO

SUPERVIELLE S.A.

REPORTS 2Q23

CONSOLIDATED

RESULTS

Index

Second quarter 2023 Highlights6

Financial highlights & Key ratios9

Review of consolidated results13

Profitability & Comprehensive Income13

Net financial income14

Cost of risk & Asset quality22

Net service fee income & Income from insurance activities25

Non-interest expenses & Efficiency27

Results from exposure to changes in the purchasing power of the currency29

Other comprehensive income, net of tax30

Income tax30

Loan portfolio31

Risk management33

Funding34

CER – UVA exposure37

Foreign currency exposure37

Liquidity & reserve requirements38

Capital39

Results by segment41

Credit ratings49

Key Events During the quarter49

ESG News50

Appendix I: Investment securities classification and accounting methodology.50

Appendix II: Assets & Liabilities. Repricing dynamics52

Appendix III: Definition of ratios53

Appendix IV: Regulatory Environment53

About Grupo Supervielle S.A.66

Grupo Supervielle Reports 2Q23 Results

Delivered 2Q23 ROAE of 17.6% in real terms; Consistent strategy execution drives swing in profitability to 9.9% ROAE in real terms in 1H23 from negative 6% in 1H22.

Buenos Aires, August 23, 2023 - Grupo Supervielle S.A. (NYSE: SUPV; BYMA: SUPV), (“Supervielle” or the “Company”) a universal financial services group headquartered in Argentina with a nationwide presence, today reported results for the three and six-months period ended June 30, 2023.

Starting 1Q20, the Company began reporting results applying Hyperinflation Accounting, in accordance with IFRS rule IAS 29 (“IAS 29”) as established by the Central Bank.

In 3Q22 IUDU adopted IFRS 9 for the fiscal year beginning on January 1, 2022, and the IFRS 9 transition date was scheduled for January 1, 2021. For comparative purposes, and according to IAS 8, changes in accounting policies were applied retrospectively, therefore reported figures and applicable ratios have been restated.

Management Commentary

Commenting on second quarter 2023 results, Patricio Supervielle, Grupo Supervielle’s Chairman & CEO, noted: “We delivered positive ROAE improving to 17.6% in real terms as we continue executing on our strategic plan and progressing on our path to profitability while at the same time navigating a complex macroeconomic and political environment. ROAE also benefited from a lower turnover tax burden starting this quarter.

NIM reached 26.6% driven mainly by a 20.4% sequential increase in net financial income primarily due to a combination of higher volumes and spreads. This high NIM continued into July driven by our strong asset and liability management capabilities. We increased the spread of short-term central bank securities portfolio leveraging the 16% expansion of our peso deposit base. This sequential growth in deposits was aided by public sector deposits, corporates, and the positive impact from the thirteenth salary. This more than offset a contraction in the loan book as we maintained a prudent approach to lending prioritizing   high value customers.

Reflecting our focus on asset quality, the NPL ratio declined to a low of 2.5% this quarter.  We maintained stringent credit scoring criteria focusing on loans to payroll, entrepreneurs and middle-market customers with early delinquency improving month over month.

Overall, we reported a solid first half of the year, with ROE in real terms at 9.9%. During 1H23 and compared with the same period a year ago, Net financial income increased 9%, loan loss provisions declined 37% reflecting a healthier loan mix, while personnel and administrative expenses declined 8% as we made significant progress in streamlining our branch network and capturing significant efficiencies while further enhancing the customer experience. Lower costs together with strong revenues resulted in an improvement in the efficiency ratio to 67% from 78% in 1H22.

Today, our branches serve a larger number of clients more efficiently while our digital capabilities have allowed us to maintain a consolidated footprint and expand our reach across the country. This year we have also been focusing on cross-selling products to our existing base of individual customers. Additionally, we see many opportunities ahead to continue serving our customers through the launch of new products and services. Starting June 3, we expanded the timeframe our customers can invest in money market funds through our App to 24/7 from 24/5, helping protect transactional funds against inflation, and positioning us as the first bank to offer this convenient service. This initiative has been well received with 90,000 clients already investing through this platform.

Looking ahead, in our view the recent Primary elections reflect a desire of Argentine citizens for a sustainable economic model with a lower tax burden and tighter monetary and fiscal discipline. After the presidential elections we look forward to a more business friendly environment while position to grow and to further develop our franchise supported by our 15.7% Tier 1 capital ratio. Our capital is hedged against inflation,” concluded Mr. Supervielle.

Second quarter 2023 Highlights

PROFITABILITY

Attributable Net Income of AR$6.3 billion in 2Q23, compared to a net loss of AR$3.8 billion in 2Q22 and a net gain of AR$690.0 million in 1Q23.

In 1H23, Attributable Net Income was AR$6.9 billion compared to a loss of AR$4.4 billion in 1H22.

YoY, Net Income performance reflects the result of the execution on the Company’s strategic plan implemented in 2022 and 2023 to optimize operations and streamline its branch network.

Nevertheless, Net Income remained impacted by several factors: i) low credit demand from the private sector which remains at historical lows, compounded by inflation of 24% QoQ and 115% YoY; and ii) regulatory minimum interest rates on time deposits.

ROAE was 17.6% in 2Q23 compared with negative 10.2% in 2Q22 and positive 2.0% in 1Q23. ROAE also benefited from a lower turnover tax burden starting this quarter.

1H23 ROAE was 9.9% compared to -6.0% in 1H22.

ROAA was 2.7% in 2Q23 compared to negative 1.4% in 2Q22 and positive 0.3% in 1Q23.

1H23 ROAA was 1.4% compared to -0.8% in 1H22.

Profit before income tax of AR$9.0 billion in 2Q23 compared to a loss of AR$4.7 billion in 2Q22 and a gain of AR$2.1 billion in 1Q23.

Profit before income tax of AR$ 11.1 billion in 1H23 compared to a loss of AR$ 5.2 billion in 1H22.

YoY performance is explained by: i) higher spread and higher volumes in the investment portfolio on the back of higher interest rates, ii) a decrease of 51.6%, or AR$ 2.8 billion, in Loan loss provisions reflecting mainly a lower share of consumer finance loans, iii) a 5.9%, or AR$ 2.1 billion, decrease in expenses, reflecting the results of the operations optimization,  iv) higher revenues from the brokerage and asset management businesses on increased activity and assets under management, and v) a lower turnover tax as in line with the Central Bank claim for the unconstitutionality of the turnover tax on income from

Leliqs and Repos with the national monetary authority, the Bank is not taxing Leliqs in Buenos Aires and Mendoza since April and January this year, respectively. In addition, both Banking Associations ADEBA and ABA and the majority of financial institutions operating in these jurisdictions followed suit. These were partially offset by: i) weak credit demand with loan portfolio increasing below the 105.6% inflation; and ii) a 10.8%, or AR$ 734.0 million, increase in the loss from exposure to inflation mainly due to the 19% increase in net monetary assets excluding income tax credits while inflation increased to 105.6% YoY.

Revenues (net financial income + net fee income) of AR$58.0 billion in 2Q23, compared to AR$49.8 billion in 2Q22 and AR$49.9 billion in 1Q23. The sequential increase was mainly explained by a 20.4%, or AR$ 8.2 billion, increase in Net Financial Income, while Net Service Fee income decreased 1.2%, or AR$ 120.5 million. The YoY increase was mainly explained by a 19.4%, or AR$7.9 billion, increase in Net Financial Income and a 3.7%, or AR$ 345.3 million, increase in Net Service Fee income.

FINANCIAL MARGIN

Net Financial Income of AR$48.4 billion in 2Q23 increasing 20.4% QoQ and 19.4% YoY. The QoQ performance was explained by higher AR$ spread and higher volumes in the investment portfolio on the back of higher interest rates reflecting: i) a 34.5%, or AR$ 19.1 billion, increase in the income from Central Bank securities and repo transactions due to a 12.6% increase in the average volume and 1,380 bps increase in the yield of those securities, ii) a 18.3%, or AR$ 3.7 billion, increase in the yield of government securities, mainly due to a 2,550-bps yield increase and 11.2% volume increase in average US$ securities mainly dual bonds, and 2,179-bps yield increase on AR$ securities while AR$ volumes decreased 19.2%, and iii) AR$605 million increase in interest on loans, mainly due to 860-bps increase in loan portfolio average yield, while continued weak credit demand with loans growing below inflation level of 23.8% and average loan volumes declining 11.1%. These were partially offset by a 1,070-bps increase in AR$ cost of funds in the quarter which resulted from hikes in interest rates set by the Central Bank together with regulatory increases in minimum interest rates on time deposits resulting in a 19.0% increase in interest expenses, or AR$15.3 billion.

YoY, Net Financial Income increased 19.4% driven by a higher AR$ spread reflecting: i) a 77.4%, or AR$ 32.5 billion, increase in the income from Central Bank securities and repo transactions as a result of a 3,660-bps increase in the yield of those securities while volumes remained flat, ii) a 88.1%, or AR$ 11.3 billion, increase in the yield of government securities, mainly due to the 7,340 bps yield and 63.5% volume increases in average US$ securities mainly dual bonds, and 5,400-bps yield increase on AR$ securities while AR$ volumes decreased 37.6%, and iii) AR$3.7 billion increase in interest on loans, mainly due to 2,300-bps increase in loan portfolio average yield, while continued weak credit demand with loans growing below inflation level of 115.6% and average loan volumes declining 26.7%. These were partially offset by a 3,080-bps increase in AR$ cost of funds which resulted from hikes in interest rates set by the Central Bank together with regulatory increases in minimum interest rates on time deposits partially offset by a 16.1% decrease in average volumes resulting in a 70.8% increase in interest expenses, or AR$39.7 billion.

Adjusted Net Financial Income (Net Financial Income + Result from exposure to inflation) was AR$40.9 billion in 2Q23, increasing 21.2% YoY and 21.3% QoQ.

1H23 Net Financial Income of AR$ 88.7 billion, up 9.1% from AR$ 81.3 billion in 1H22. Adjusted Net Financial Income was AR$74.7 billion in 1H23, up 10.5% YoY.

Net Interest Margin (NIM) reached 26.7% compared to 18.8% in 2Q22 and 21.9% in 1Q23. The QoQ and YoY performance reflect the combination of higher volumes and spreads in the Company´s investment portfolio on the back of higher interest rates set by the Central Bank, which more than offset lower NIM in the AR$ loan portfolio.

ASSET QUALITY

The total NPL ratio was 2.5% in 2Q23 decreasing 160 bps from 4.1% in 1Q23. The decrease is mainly explained by: i) the sale of a non-performing loan portfolio, mainly of the consumer finance segment within the Bank´s personnel and business segment, and ii) the upgrade of a corporate customer to stage 2 from stage 3. The Bank´s NPL also reflects the tightening of its underwriting policies during 2022 and 2023.

Loan loss provisions (LLPs) totaled AR$3.5 billion in 2Q23, decreasing 41.1% YoY and 2.8% QoQ. The YoY performance reflects a lower share of consumer finance loans, the tightening in underwriting policies and a shift to payroll loans.

Net loan loss provisions, which is equivalent to loan loss provisions net of recovered charged-off loans and reversed allowances, amounted to AR$2.6 billion in 2Q23 compared to AR$3.5 billion in 1Q23 and AR$5.5 billion in 2Q22.

The level of provisioning as of June 30, 2023, reflects IFRS9 expected loss models at the Company.

The QoQ performance reflects the tightening of the Company’s credit policies and the contraction of the loan portfolio.

In 1H23, LLP of AR$ 7.2 billion decreasing 36.9% from AR$11.4 billion in 1H22. LLP, net of AR$ 6.1 billion decreasing 34.6% from AR$ 9.4 billion in 1H22.

The Coverage ratio increased to 147.9% as of June 30, 2023, from 115.9% as of March 31, 2023, and 141.5% as of June 30, 2022.

NON-INTEREST EXPENSES & EFFICIENCY

Efficiency ratio was 62.5% in 2Q23, compared to 81.4% in 2Q22 and 71.8% in 1Q23. The YoY performance was explained by a 22.6% increase in Revenues together with a 5.9% decline in total expenses. The ratio includes severance payment.

In 1H23, the efficiency ratio was 66.7% compared to 77.7% in 1H22.  Total expenses declined 6.9% or AR$ AR$4.8 billion to AR$ 64.6 billion-

LIQUIDITY

Loans to deposits ratio was 37.0% as of June 30, 2023, compared to 46.3% as of June 30, 2022, and 44.9% as of March 31, 2023. AR$ loans to AR$ deposits ratio was 37.3% as of June 30, 2023, declining from 46.3% as of June 30, 2022, and from 45.9% as of March 31, 2023.  US$ loans to US$ deposits ratio was 33.1% as of June 30, 2023, compared to 46.5% as of June 30, 2022, and 36.3% as of March 31, 2023.

Total Deposits of AR$805.9 billion expanded 39.8% QoQ and 89.4% YoY in nominal terms. In real terms, total deposits increased 12.9% QoQ but decreased 12.1% YoY. QoQ performance reflects higher public sector deposits, corporate deposits, and the seasonal increase from the payment of the thirteenth salary to retail customers. The leverage ratio (Assets to shareholders´ equity) increased 40 bps to 7.1x from 6.7x as of March 31, 2023, and decreased 100 bps from 8.1x as of June 30, 2022, reflecting asset & liability management flexibility to maximize NIM and profitability.

The QoQ performance of AR$ deposits in real terms was mainly driven by increases of: i) 18.3%, or AR$ 29.0 billion, in Time Deposits from retail and corporate customers, ii) 19.0%, or AR$ 15.7 billion, in saving accounts impacted by the thirteenth salary, and iii) AR$58.6 billion in Public Sector Deposits. Wholesale funding decreased 0.6%, or AR$ 1.8 billion, reflecting asset & liability management.

Total Assets increased 9.7% QoQ and declined 11.4% YoY to AR$1,033 billion as of June 30, 2023.  The YoY performance reflects weak credit demand together with asset & liability management. The QoQ performance mainly reflects higher balances of securities issued by the Central Bank and Repo transactions with the Central Bank leveraging asset & liability management to maximize NIM and profitability, while QoQ inflation of 23.8% impacted loans, which decreased 5.9% in real terms sequentially. Average AR$ Assets declined 2.5% QoQ and 15.9% YoY in real terms.

CAPITAL

Common Equity Tier 1 Ratio as of June 30, 2023, was 15.7%, increasing 100 bps when compared to 1Q23 and 210-bps compared to June 30, 2022.

Tier 1 Capital Ratio reflects that the expansion in Risk weighted assets and deductions were more than offset by the inflation adjustment of capital and the Bank´s capital creation in 2Q23. The loan portfolio grew below inflation in the quarter.

Financial highlights & Key ratios

Information stated in terms of the measuring unit current at the end of the reporting period, including the corresponding financial figures for previous periods provided for comparative purposes.

In 3Q22 IUDU adopted IFRS 9 for the fiscal year beginning on January 1, 2022, and the IFRS 9 transition date was scheduled for January 1, 2021. For comparative purposes, and according to IAS 8, changes in accounting policies were applied retrospectively to 2022 first and second quarters, and therefore reported figures and applicable ratios have been restated.

Highlights

INCOME STATEMENT	2Q23	1Q23	4Q22	3Q22	2Q22	% Change QoQ	% Change YoY	1H23	1H22	% Chg.
Net Interest Income	39,039.8	30,275.7	32,520.9	35,493.4	32,806.9	28.9%	19.0%	69,315.4	63,682.1	8.8%
NIFFI & Exchange Rate Differences	9,406.3	9,963.1	7,992.5	8,051.9	7,751.7	-5.6%	21.3%	19,369.4	17,583.1	10.2%
Net Financial Income	48,446.1	40,238.7	40,513.4	43,545.4	40,558.6	20.4%	19.4%	88,684.8	81,265.3	9.1%
Net Service Fee Income (excluding income from insurance activities)	8,058.9	7,679.6	7,195.9	7,063.3	7,471.4	4.9%	7.9%	15,738.5	15,298.4	2.9%
Income from Insurance activities	1,530.2	2,030.0	1,613.0	1,655.5	1,772.5	-24.6%	-13.7%	3,560.2	3,551.9	0.2%
RECPPC	-7,532.1	-6,497.7	-5,608.4	-7,486.4	-6,798.2	15.9%	10.8%	-14,029.8	-13,719.5	2.3%
Loan Loss Provisions	-3,544.6	-3,647.8	-4,891.4	-3,965.2	-6,022.8	-2.8%	-41.1%	-7,192.4	-11,395.4	-36.9%
Personnel & Administrative Expenses	29,866.3	27,821.0	30,838.7	30,733.0	32,291.5	7.4%	-7.5%	57,687.3	62,673.2	-8.0%
Profit (Loss) before income tax	9,014.0	2,091.6	-7,334.6	1,042.5	-4,700.4			11,105.6	-5,206.3	na
Attributable Net income (Loss)	6,259.5	690.0	-1,192.8	-990.3	-3,753.3			6,949.5	-4,428.2	na
Earnings per Share (AR$)	14.2	1.6	-2.7	-2.2	-8.2			15.7	-9.7	
Earnings per ADRs (AR$)	70.8	7.8	-13.3	-10.9	-41.1			78.5	-48.5	
Average Outstanding Shares (in millions)[1]	442.7	442.9	448.1	455.6	456.7			442.8	456.7	
Other Comprehensive Income (Loss)	121.0	-104.4	-751.1	548.8	-1,471.5			16.7	-1,801.5	na
Comprehensive Income (Loss)	6,380.5	585.7	-1,943.9	-441.5	-5,224.9			6,966.2	-6,229.7	na
BALANCE SHEET	**jun 23**	**mar 23**	**dec 22**	**sep 22**	**jun 22**	**QoQ**	**YoY**			
Total Assets	1,033,300.3	942,077.3	1,050,906.0	994,710.2	1,166,232.4	9.7%	-11.4%			
Average Assets[2]	930,594.4	959,314.0	956,091.6	1,002,660.3	1,092,205.4	-3.0%	-14.8%			
Total Loans & Leasing[3]	298,193.1	320,740.0	366,775.8	376,992.4	424,741.2	-7.0%	-29.8%			
Total Deposits	805,929.9	713,719.3	825,005.8	756,468.4	917,129.8	12.9%	-12.1%			
Attributable Shareholders' Equity	146,444.3	140,063.7	139,893.6	143,180.4	144,358.7	4.6%	1.4%			
Average Attributable Shareholders' Equity[2]	142,208.9	139,959.5	141,064.6	147,658.6	147,486.1	1.6%	-3.6%

1.	As of June 30, 2023, the company´s treasury held 14,050,492 Class B Shares. These shares were repurchased by the company under the buyback program. As of the date of this report, the Company holds these shares in the treasury portfolio.
2.	Average Assets and average Shareholders’ Equity calculated on a daily basis.
3.	Loans and Leasing before Allowances.
4.	Includes liquidity held at the holding company level.
5.	Regulatory capital divided by risk weighted assets. Since January 1, 2020, financial institutions which are controlled by non-financial institutions (this is the case of Supervielle in relation with the Bank) shall comply with the Minimum Capital requirements, among others on a consolidated basis comprising the non-financial holding and all its subsidiaries (excluding insurance companies and non-financial subsidiaries). As of June 30, 2023, the calculation methodology has not been released and therefore the Company continues to calculate this ratio adding to the Bank’s regulatory capital ratio, the amount of liquidity held at the holding company level.
6.	Tier 1 capital divided by risk weighted assets. Applies same disclosure as in footnote 4.
7.	Due to the adoption of IFRS 9 by IUDU in 3Q22, retrospectively from January 1, 2022, all previous quarters of 2022 were restated, therefore impacting their respective ratios.
8.	Source: INDEC.

Managerial information. Non-restated figures

2Q23, 1Q23, 4Q22, 3Q22 and 2Q22 managerial information included hereunder is not derived directly from accounting records as it is an estimate of non-restated figures excluding the impact of IAS 29 effective January 1, 2020. This information is only provided for comparative purposes with figures disclosed in previous years before the adoption of rule IAS 29.

Income Statement - Non-restated Figures

	2Q23	1Q23	4Q22	3Q22	2Q22	% Change QoQ	% Change YoY
Argentine Banking GAAP:							
Interest income	127,729.5	83,593.6	71,197.7	54,791.6	39,270.7	52.8%	225.3%
Interest expenses	-90,788.3	(60,679.1)	(50,588.1)	(35,946.8)	(24,821.5)	49.6%	265.8%
Net interest income	**36,941.1**	**22,914.5**	**20,609.6**	**18,844.8**	**14,449.2**	**61.2%**	**155.7%**
Net income from financial instruments at fair value through profit or loss	8,361.6	7,099.5	4,703.3	3,729.0	2,841.9	17.8%	194.2%
Exchange rate differences on gold and foreign currency	742.8	414.7	489.1	606.4	464.2	79.1%	60.0%
NIFFI & Exchange Rate Differences	**9,104.4**	**7,514.2**	**5,192.4**	**4,335.4**	**3,306.1**	**21.2%**	**175.4%**
Net Financial Income	**46,045.5**	**30,428.7**	**25,802.0**	**23,180.3**	**17,755.3**	**51.3%**	**159.3%**
Fee income	10,341.6	8,331.6	6,891.4	5,871.7	5,127.5	24.1%	101.7%
Fee expenses	(2,757.5)	(2,530.1)	(2,216.4)	(2,122.7)	(1,808.8)	9.0%	52.5%
Income from insurance activities	1,132.6	1,278.6	841.3	733.7	668.7	-11.4%	69.4%
Net Service Fee Income	**8,716.7**	**7,080.1**	**5,516.3**	**4,482.6**	**3,987.4**	**23.1%**	**118.6%**
Other operating income	2,951.7	2,070.8	10,339.4	2,105.9	1,331.4	42.5%	121.7%
Loan loss provisions	(3,287.4)	(2,742.2)	(3,071.8)	(2,252.5)	(2,616.9)	19.9%	25.6%
Net Operating Income	**54,426.5**	**36,837.3**	**38,585.8**	**27,516.3**	**20,457.1**	**47.7%**	**166.1%**
Personnel expenses	19,209.3	13,614.2	12,686.6	10,241.2	9,458.9	41.1%	103.1%
Administrative expenses	9,087.5	7,396.7	6,871.7	6,087.9	4,760.7	22.9%	90.9%
Depreciation & Amortization	1,319.6	1,102.3	1,155.5	848.5	767.7	19.7%	71.9%
Turnover Tax	5,403.4	5,205.8	858.2	875.0	650.5	3.8%	730.7%
Other expenses	1,475.9	1,968.3	5,966.7	4,265.0	3,332.7	-25.0%	-55.7%
Profit before income tax	**17,930.7**	**7,550.2**	**11,047.0**	**5,198.8**	**1,486.6**	**137.5%**	**-19.5%**
Income tax expense	(3,221.0)	(3,252.4)	(3,284.7)	(1,742.0)	(2,514.8)	-1.0%	-
Net income	**21,151.6**	**10,802.7**	**14,331.8**	**6,940.8**	**4,001.4**	**95.8%**	**428.6%**
Attributable to owners of the parent company	**21,134.1**	**10,793.8**	**14,318.9**	**6,934.5**	**3,999.5**	**95.8%**	**428.4%**
Attributable to non-controlling interests	17.5	8.9	12.9	5.3	2.9	95.9%	497.2%
Other comprehensive income, net of ta	151.3	(47.2)	2,904.3	271.4	(588.6)	na	na
Comprehensive income	**21,302.9**	**10,755.5**	**17,236.0**	**7,212.2**	**3,412.8**	**98.1%**	**524.2%**
Attributable to owners of the parent company	**21,285.3**	**10,746.6**	**17,220.2**	**7,205.7**	**3,411.4**	**98.1%**	**523.9%**
Attributable to non-controlling interests	17.6	8.8	15.8	5.5	2.4	99.7%	625.9%
ROAE	**63.4%**	**41.0%**	**64.3%**	**35.4%**	**23.8%**		
ROAA	**9.7%**	**6.0%**	**9.5%**	**5.2%**	**3.3%**

2Q23 Earnings

Videoconference Information

Date: Thursday, August 24, 2023

Time: 10:00 AM ET (11:00 AM Buenos Aires Time)

Register in advance for this webinar:

https://us06web.zoom.us/webinar/register/WN_IJPTW47wRCKIDSGI9d46VA

Overview

According to the latest IMF estimates, the world economy is expected to grow 2.8% in 2023, with advanced and emerging economies expected to grow 1.3% and 3.9%, respectively. The main factors which could adversely affect these estimates involve the possibility that: i) central banks further tighten their monetary policies which may negatively impact employment and other economic activities; ii) inflation rates continue to increase during 2023 and 2024; and iii) further financial sector stress. In addition, according to IMF estimates, the economies of Argentina’s major trading partners are expected to grow during 2023. However, high interest rates, the slowdown in international trade, and a decrease in commodity prices could have a negative impact on these economies.

In 2023, the Argentine economy may be affected by the dynamics of macroeconomic variables within the framework of the IMF Agreement. According to the IMF, the Argentine authorities and IMF staff reached staff-level agreement on a policy package and updated macroeconomic framework to complete the combined fifth and sixth reviews under Argentina’s 30-month EFF arrangement. This agreement is subject to the continued implementation of agreed policy actions and approval by the IMF Executive Board, which is expected to meet in the second half of August. Completion of the fifth and sixth reviews will give Argentina access of about US$7.5 billion. The proposed combination of reviews and associated disbursement are intended to support Argentina’s policy efforts and near-term balance of payments needs, including obligations to the Fund. The next review is expected to take place in November. Since completion of the fourth review, Argentina’s economic situation has become very challenging due to the larger-than-anticipated impact of the drought, which had a significant impact on exports and fiscal revenues. There have also been policy slippages and delays, which have contributed to strong domestic demand and a weaker trade balance. As a result, end-June 2023 performance criteria (PCs) for net international reserves (NIR) accumulation, the primary fiscal balance and monetary financing of the fiscal deficit were not reached. Meanwhile, the introduction of new temporary administrative FX measures, including in recent days, have occasioned nonobservance of the PCs against the introduction of multiple currency practices (MCPs). As such, waivers will be requested, as well as modifications of key targets, on the basis of the agreed corrective actions to strengthen the program.

Inflation accelerated during the second quarter reaching 115.6% YoY and 23.8% QoQ. Faced with this escalation in prices, the Central Bank has been raising the reference interest rate for Liquidity notes (LELIQ). During 2Q23 the reference rate for LELIQ rose 1,900 percentage points from 78% in December to 97% in June 23. Moreover, while the depreciation of the peso accelerated throughout the quarter, it remained slightly below monthly inflation rates. The nominal exchange rate ended June 30, 2023, at AR$256.7, which meant an annual increase of approximately 105.0% YoY and 22.8% QoQ.

During July 2023, according to the information published by the INDEC, inflation was 6.3% accelerating from 6% recorded in June and accumulating 60.2% increase year to date.

On August 13, the PASO primary elections were held in Argentina, in which were defined the final candidates from each coalition that will dispute the presidency on October 22. As a result of the primary elections, La Libertad Avanza Party (Javier Milei) obtained the first place with ~30%, JxC (Patricia Bullrich) occupied the second place with 28% and UxP (Sergio Massa) with 27% was in third place.

After the primary elections, the FX was depreciated 22% by the Central Bank to AR$350 per dollar and the reference rate for LELIQ increased from 97% to 118%. According to certain early indicators, the pass-through effect of the exchange rate devaluation would have had a significant impact on inflation in the month of August accelerating from previous months.

According to Central Bank estimates (Market Expectations Survey - REM) as of July 2023 published on August 15, 2023, the Argentine GDP is expected to decrease 2.8% in 2023. Analysts participating in the REM also expect inflation to rise from 94.8% in 2022 to 140.7% in 2023, declining to 106.7% in 2024. In addition, the nominal exchange rate is expected to end in AR$423.22 per dollar as of December 31, 2023, increasing 1,570 bps from previous survey. Since this survey was conducted in the last days of July, the projections made by the participants of the survey do not take into account the Fx rate devaluation on August 14th.

Review of consolidated results

Profitability & Comprehensive Income

Grupo Supervielle provides a wide range of financial and non-financial services to its clients and has more than 130 years of experience operating in Argentina. Supervielle is focused on offering fast solutions to its clients and effectively adapting to evolving changes within the industries in which the Company operates. Grupo Supervielle operates multiple platforms and brands and has developed a diverse ecosystem to respond to its clients’ needs. Since May 2016, the shares of Grupo Supervielle are listed on the ByMA and NYSE. The subsidiaries of Grupo Supervielle are: i) Banco Supervielle, which is the eighth largest private bank in Argentina in terms of loans; ii) Supervielle Seguros, an insurance company; iii) Supervielle Productores Asesores de Seguros, an insurance broker; iv) Supervielle Asset Management, a mutual fund management company; v) Supervielle Agente de Negociación, a brokerage firm offering services to institutional and corporate customers; vi) IOL invertironline, a broker specialized in online trading; vii) Portal Integral de Inversiones S.A.U, a platform that offers online content related to financial investments; viii) Espacio Cordial, an entity offering retail non-financial products, assistance, services and tourism; and ix) MILA, a company specialized in the financing of car loans. IUDU Compañia Financiera S.A. and Tarjeta Automática S.A., two companies which had operations in the consumer finance segment until September 2022, entered into a merger agreement with Banco Supervielle S.A. that is expected to be effective in incoming months. Sofital, a holding company that owns shares of the same companies owned by Grupo Supervielle, is also part of the Group.

Income Statement						% Change				
(In millions of Ps. stated in terms of the measuring unit current at the end of the reporting period)	2Q23	1Q23	4Q22	3Q22	2Q22	QoQ	YoY	1H23	1H22	% Chg.
Consolidated Income Statement Data IFRS:										
Interest income	134,961.6	110,808.3	112,429.5	102,758.2	88,912.6	21.8%	51.8%	245,769.9	165,896.0	48.1%
Interest expenses	-95,921.8	-80,532.6	-79,908.6	-67,264.7	-56,105.7	19.1%	71.0%	-176,454.4	-102,213.9	72.6%
Net interest income	**39,039.8**	**30,275.7**	**32,520.9**	**35,493.4**	**32,806.9**	**28.9%**	**19.0%**	**69,315.4**	**63,682.1**	**8.8%**
Net income from financial instruments at fair value through profit or loss	8,536.3	9,337.3	7,280.8	6,962.7	6,175.7	-8.6%	38.2%	17,873.6	14,509.8	23.2%
Result from recognition of assets measured at amortized cost	186.9	-12.8	-52.1	-39.6	523.8	na	na	174.1	832.8	-79.1%
Exchange rate difference on gold and foreign currency	683.1	638.5	763.8	1,128.9	1,052.1	7.0%	-35.1%	1,321.7	2,240.5	-41.0%
NIFFI & Exchange Rate Differences	**9,406.3**	**9,963.1**	**7,992.5**	**8,051.9**	**7,751.7**	**-5.6%**	**21.3%**	**19,369.4**	**17,583.1**	**10.2%**
Net Financial Income	**48,446.1**	**40,238.7**	**40,513.4**	**43,545.4**	**40,558.6**	**20.4%**	**19.4%**	**88,684.8**	**81,265.3**	**9.1%**
Fee income	10,976.9	11,052.9	10,895.3	10,975.4	11,633.2	-0.7%	-5.6%	22,029.7	23,844.6	-7.6%
Fee expenses	-2,918.0	-3,373.3	-3,699.4	-3,912.2	-4,161.8	-13.5%	-29.9%	-6,291.3	-8,546.2	-26.4%
Income from insurance activities	1,530.2	2,030.0	1,613.0	1,655.5	1,772.5	-24.6%	-13.7%	3,560.2	3,551.9	0.2%
Net Service Fee Income	**9,589.1**	**9,709.5**	**8,808.9**	**8,718.8**	**9,243.9**	**-1.2%**	**3.7%**	**19,298.6**	**18,850.3**	**2.4%**
Subtotal	**58,035.2**	**49,948.3**	**49,322.2**	**52,264.2**	**49,802.5**	**16.2%**	**16.5%**	**107,983.4**	**100,115.5**	**7.9%**
Result from exposure to changes in the purchasing power of the currency	**-7,532.1**	**-6,497.7**	**-5,608.4**	**-7,486.4**	**-6,798.2**	**15.9%**	**10.8%**	**-14,029.8**	**-13,719.5**	**2.3%**
Other operating income	3,006.6	2,610.1	2,880.9	3,874.1	3,042.7	15.2%	-1.2%	5,616.7	6,698.5	-16.1%
Loan loss provisions	-3,544.6	-3,647.8	-4,891.4	-3,965.2	-6,022.8	-2.8%	-41.1%	-7,192.4	-11,395.4	-36.9%
Net Operating Income	**49,965.0**	**42,412.9**	**41,703.3**	**44,686.7**	**40,024.2**	**17.8%**	**24.8%**	**92,377.9**	**81,699.1**	**13.1%**
Personnel expenses	20,311.7	18,041.1	19,986.1	19,224.0	21,536.9	12.6%	-5.7%	38,352.7	41,996.0	-8.7%
Administration expenses	9,554.7	9,779.9	10,852.6	11,509.0	10,754.6	-2.3%	-11.2%	19,334.6	20,677.3	-6.5%
Depreciations and impairment of assets	3,634.5	3,327.2	5,252.4	3,224.3	3,314.5	9.2%	9.7%	6,961.7	6,740.0	3.3%
Turnover tax	5,721.5	6,882.2	7,196.6	6,770.3	6,253.4	-16.9%	-8.5%	12,603.7	11,978.4	5.2%
Other operating expenses	1,728.6	2,291.0	5,750.2	2,916.6	2,865.2	-24.5%	-39.7%	4,019.6	5,513.9	-27.1%
Profit (Loss) before income tax	**9,014.0**	**2,091.6**	**-7,334.6**	**1,042.5**	**-4,700.4**	**na**	**na**	**11,105.6**	**-5,206.3**	**na**
Income tax	-2,749.7	-1,401.5	6,140.2	-2,034.1	943.2	-	-	-4,151.2	773.7	na
Net income (loss) for the year	6,264.3	690.1	-1,194.3	-991.6	-3,757.1	na	na	6,954.4	-4,432.6	na
Net income (Loss) for the year attributable to parent company	**6,259.5**	**690.0**	**-1,192.8**	**-990.3**	**-3,753.3**	**na**	**na**	**6,949.5**	**-4,428.2**	**na**
Net income (Loss) for the year attributable to non-controlling interest	0.1	-0.2	-0.8	0.3	-1.3	na	na	-0.1	-1.6	
ROAE	**17.6%**	**2.0%**	**-3.4%**	**-2.7%**	**-10.2%**			**9.9%**	**-6.0%**	
ROAA	**2.7%**	**0.3%**	**-0.5%**	**-0.4%**	**-1.4%**			**1.4%**	**-0.8%**

Net financial income

Net Financial Income includes: Net Interest Income -NII-, Net Income from Financial Instruments -NIFFI-, and Exchange Rate Differences on Gold and Foreign Currency

Net Financial Income of AR$48.4 billion in 2Q23 increasing 20.4% QoQ and 19.4% YoY. The QoQ performance is explained by higher AR$ spread and higher volumes in the investment portfolio on the back of increasd interest rates reflecting: i) a 34.5%, or AR$ 19.1 billion, increase in the income from Central Bank securities and repo transactions as a result of increases of 12.6% in the average volume and 1,380 bps in the yield of those securities, ii) an 18.3%, or AR$ 3.7 billion, increase in the yield of government securities, mainly due to increases of 2,550-bps in the yield and 11.2% in the average volume of US$ securities mainly dual bonds, and an increase of 2,179-bps in the yield of AR$ securities while AR$ volumes decreased 19.2%, and ii) a AR$605 million increase in interest on loans, mainly due to a 860-bps increase in loan portfolio average yield, while continued weak credit demand resulted in loans growing below the 23.8% inflation level and average loan volumes declining 11.1%. These were partially offset by a 1,070-bps increase in AR$ cost of funds in the quarter which resulted from hikes in interest rates set by the Central Bank together with regulatory increases in minimum interest rates on time deposits resulting in a 19.0% increase in interest expenses, or AR$15.3 billion.

YoY, Net Financial Income increased 19.4% driven by a higher AR$ spread reflecting: i) a 77.4%, or AR$ 32.5 billion, increase in the income from Central Bank securities and repo transactions as a result of a 3,660 bps increase in the yield of those securities while volumes remained flat, ii) a 88.1%, or AR$ 11.3 billion, increase in the yield of government securities, mainly due to a 7,340 bps yield increase and 63.5% volume increase in average US$ securities mainly dual bonds, and 5,400-bps yield increase on AR$ securities while AR$ volumes decreased

37.6%, and ii) a AR$3.7 billion increase in interest on loans, mainly due to a 2,300-bps increase in the average yield, while continued weak credit demand resulted in loans growing below 115.6% inflationand average loan volumes declining 26.7%. These were partially offset by a 3,080-bps increase in AR$ cost of funds in the quarter which resulted from hikes in interest rates set by the Central Bank together with regulatory increases in minimum interest rates on time deposits partially offset by a 16.1% decrease in average volumes resulting in a 70.8% increase in interest expenses, or AR$39.7 billion.

Adjusted Net Financial Income (Net Financial Income + Result from exposure to inflation) was AR$40.9 billion in 2Q23, increasing 21.2% YoY and 21.3% QoQ.

As of June 30, 2023, the book value that arises from valuing Securities classified as Held to maturity was AR$334.5 billion, while the fair value of these securities was AR$ 336.5 billion (+AR$2 billion).

The chart below provides information about the main factors explaining the evolution of the Net Financial Income. Figures in AR$ million at the end of June 30, 2023:

The Table below provides Net Financial Income broken down by yields on Loan and Investment portfolios before interest expenses, and Interest Expenses:

1.	Includes the yield on dual bonds holdings. The dual bond is a government security denominated in US$ but hedging against inflation and FX depreciation. This government bond accrues the highest yield between Inflation adjusted bonds (CER) and FX depreciation.

The Table below provides further information about the Yields on the AR$ Investment Portfolio considering the classification of each security. For Securities classified as Held to maturity, Interest income is recognized in net interest margin. For securities classified as Available for sale, Interest income is recognized in Net interest margin in the income statement, while changes in fair value are recognized in other comprehensive income. Changes in fair value for securities classified as Held for trading are recognized in Net income from financial instruments.

1.	The decrease in the Yield of AR$ government securities reflects the rebalance of the investment portfolio with decreasing volumes of inflation adjusted bonds (CER Bonds) while yield on higher volume of dual bonds were recorded in US$ line item.

Since 2Q23, the Company classifies all holdings of Central Bank Securities as Held to maturity. Until March 2023 most of these securities were classified as Available for sale. Central Bank Securities have an average tenor of 14 days.

In 2Q23, the total yield from the AR$ investment portfolio amounted to AR$90.9 billion, up 28.0% QoQ and 70.5% YoY. QoQ performance reflects: i) a 2,170 bps increase in the average yield of AR$ government securities while average volumes of AR$ government securities decreased 19.2%; and ii) a 12.6% increase in the average volumes of securities issued by the Central Bank and Repo transactions together with a 1,380 bps increase in the yield of those instruments.

YoY performance reflects: i) a 3,660-bps increase in the average yield of securities issued by the Central Bank and Repo transactions, while average volumes remained flat; and ii) a 5,400-bps increase in the average yield of AR$ government securities while their average volume decreased 37.6%.

The Tables below provide further information about Interest-Earning Assets and Interest-Bearing Liabilities.

(In millions of Ps. stated in terms of the measuring unit current at the end of the reporting period)

Interest Earning Assets	2Q23		1Q23		4Q22		3Q22		2Q22	
	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate
Investment Portfolio										
Government and Corporate Securities	96,057.7	89.3%	109,707.0	67.9%	97,802.6	62.4%	80,089.8	62.1%	127,075.6	35.8%
Securities Issued by the Central Bank	233,943.2	86.4%	262,864.5	72.4%	285,247.3	71.7%	318,820.0	60.7%	323,887.2	48.0%
Total Investment Portfolio	**330,000.9**	**87.3%**	**372,571.5**	**71.1%**	**383,049.9**	**69.4%**	**398,909.8**	**61.0%**	**450,962.8**	**44.6%**
Loans										
Loans to the Financial Sector	1,240.6	55.8%	992.4	53.7%	372.0	11.9%	215.4	79.1%	280.5	52.9%
Overdrafts	20,686.1	92.2%	20,359.3	78.3%	22,820.9	78.2%	15,331.4	64.0%	16,203.8	54.2%
Promissory Notes	33,554.6	72.1%	39,474.5	64.5%	49,149.6	61.9%	63,186.6	48.5%	65,944.6	43.1%
Corporate Unsecured Loans	49,177.1	73.0%	56,135.0	65.6%	62,022.9	59.5%	59,633.1	43.6%	50,386.8	33.7%
Receivables from Financial Leases	13,953.8	62.6%	14,633.3	54.7%	15,759.2	49.0%	16,347.0	43.8%	16,449.8	42.6%
Mortgage loans	32,837.7	94.4%	34,481.6	71.2%	35,647.6	75.2%	35,770.4	85.9%	37,445.0	81.1%
Automobile and Other Secured Loans	9,926.9	62.6%	10,303.0	56.1%	11,407.2	59.7%	12,224.1	53.2%	10,951.3	52.1%
Personal Loans	41,600.0	79.6%	49,262.2	72.7%	54,490.2	72.9%	61,848.4	66.8%	72,537.3	64.3%
Credit Card	52,973.1	39.4%	62,337.2	39.2%	68,812.0	38.8%	75,764.6	28.0%	79,020.8	26.2%
Total Loans excl. Foreign trade and US$ loans[1]	**255,949.8**	**70.3%**	**287,978.6**	**61.6%**	**320,481.5**	**60.2%**	**340,321.0**	**51.0%**	**349,219.9**	**47.2%**
Foreign Trade Loans & US$ loans	20,572.1	8.8%	22,039.6	8.3%	22,384.4	7.0%	27,028.2	6.5%	32,260.7	6.4%
Total Loans	**276,521.9**	**65.7%**	**310,018.3**	**57.8%**	**342,866.0**	**56.7%**	**367,349.1**	**47.7%**	**381,480.6**	**43.7%**
Securities Issued by the Central Bank in Repo Transaction	121,745.6	79.6%	53,098.6	59.7%	24,474.0	66.0%	26,052.5	58.6%	30,585.4	41.9%
Total Interest Earning Assets	**728,268.4**	**77.8%**	**735,688.4**	**64.7%**	**750,389.9**	**63.5%**	**792,311.3**	**54.8%**	**863,028.8**	**44.1%**

1.	2Q23, 1Q23, 4Q22, 3Q22 and 2Q22 include AR$2.9 billion, AR$ 4.1 billion, AR$4.0 billion, AR$4.3 billion and AR$ 4.5 billion, respectively, of US$ loans, mainly credit cards with US$ balances.

The following tables provide a breakdown by currency on Interest-Bearing Liabilities.

(In millions of Ps. stated in terms of the measuring unit current at the end of the reporting period)

The yield on interest-earning assets includes interest income on loans, as well as results from the Company’s AR$ and U.S. dollar denominated investment portfolio. Yield on interest-bearing liabilities includes interest expenses but excludes FX differences and net gains or losses from currency derivatives or the adjustment to FX fluctuation of FX liabilities.  The yield on interest-bearing liabilities for 2Q23 shown on this table lacks the negative impact from the 105.0% YoY increase in the FX rate as of June 30, 2023, thus presenting an inaccurate rate. The full impact is seen when also considering the Exchange rate differences on gold and foreign currency line item in the income statement.

AR$ cost of funds increased 1,070-bps in the quarter reflecting: i) the increase in interest rates set by the Central Bank; ii) regulatory increases in minimum interest rates on time deposits; and iii) a lower share of no-cost transactional deposits resulting from high inflation. In the quarter, the volume of AR$ interest bearing liabilities remained flat while the interest paid on those liabilities increased 1,180-bps.

US$ cost of funds increased 10 bps QoQ.

Net Interest Income was AR$39.0 billion, compared to AR$32.8 billion in 2Q22 and AR$30.3 billion in 1Q23. The sequential 28.9% increase in NII is explained by: i) a 34.5%, or AR$ 19.1 billion, increase in the result of Central Bank securities and repo transactions as a result of increases of 12.6% in the average volume and 1,380 bps in the yield of those securities, ii) higher yields on lower average volume of government securities of the treasury position measured at fair value through other comprehensive income and at amortized cost, and iii) a AR$605 million increase in interest on loans, mainly due to a 860-bps increase in the average yield, while continued weak credit demand resulted in loans growing below the 23.8% inflation level and average loan volumes declining 11.1%. These were partially offset by a 1,070-bps increase in AR$ cost of funds in the quarter which resulted from hikes in interest rates set by the Central Bank together with regulatory increases in minimum interest rates on time deposits resulting in a 19.1% increase in interest expenses, or AR$15.3 billion.

The YoY performance is explained by: i) a 77.4%, or AR$ 32.5 billion, increase in the income from Central Bank securities and repo transactions as a result of a 3,660 bps increase in the yield of those securities while volumes remained flat, ii) higher yields on lower average volume of government securities of the treasury position measured at fair value through other comprehensive income and at amortized cost, and iii) a AR$3.7 billion increase in interest on loans, mainly due to a 2,300-bps increase in the average yield, while continued weak credit demand with loans growing below the 115.6% inflation level  and average loan volumes declining 26.7%. These were partially offset by a 3,080-bps increase in AR$ cost of funds driven by hikes in interest rates set by the Central Bank together with regulatory increases in minimum interest rates on time deposits partially offset by a 16.1% decrease in average volumes resulting in a 70.8% increase in interest expenses, or AR$39.7 billion.

Interest income increased 51.8% YoY to AR$135.0 billion in 2Q23 and 21.8% QoQ. Interest income from investments in Central Bank securities and Repo transactions for 2Q23, 1Q23, 4Q22, 3Q22 and 2Q22 amounted to AR$74.8 billion, AR$55.5 billion, AR$55.2 billion, AR$52.2 billion, and AR$42.1 billion, respectively.

1.	Other” includes interest income from securities issued by the Central Bank and from Repo Transactions, and results from other securities recorded as available for sale.

The YoY performance in interest income mainly reflects: i) a AR$32.5 billion increase in results from investments in Central Bank securities and Repo transactions explained by the 3,660 bps increase in the average yield while average volumes remained flat; and ii) higher result from securities of the treasury position measured at fair value through other comprehensive income and at amortized cost. These were partially offset by a 27.5% decline in average volume of total loans due to weak credit demand, while the average interest rate on total loans increased 2,190 bps.

The QoQ performance in interest income resulted mainly from: i) a 12% increase in the average volumes of securities issued by the Central Bank and repo transactions together with 1380-bps increase in the yield of those instruments; and ii)a higher result from securities of the treasury position measured at fair value through other comprehensive income and at amortized cost . These were partially offset by an 11.1% decrease in the average volume of the AR$ loan portfolio reflecting weak credit demand, while interest earned on AR$ Loans increased 870-bps.

Interest expenses increased 71.0% YoY and 19.1% QoQ, to AR$95.9 billion in 2Q23.

(In millions of Ps. stated in terms of the measuring unit current at the end of the reporting period)

The YoY performance in interest expenses resulted mainly from the 3.850-bps increase in the interest rate of AR$ interest bearing liabilities reflecting increases in regulatory minimum interest rates on time deposits and in average market interest rates. These were partially offset by a 12.5% decrease in the average balance of AR$ interest bearing liabilities while the volume of AR$ non-interest-bearing deposits decreased 25.8% resulting from the impact of high inflation on customers´ transactional funds. US$ interest bearing liabilities decreased 18.7% while the interest rate of US$ interest bearing liabilities increased 40-bps.

The QoQ increase in interest expenses mainly reflects a 1,180-bps increase in the interest rate of AR$ interest bearing liabilities following interest rate hikes implemented by the Central Bank, and a 0.9% increase in average volume. US$ interest bearing liabilities decreased 16.8% while the interest rate of US$ interest bearing liabilities increased by 20 bps.

Net Income from financial instruments and Exchange rate differences of AR$9.4 billion compared to AR$7.8 billion in 2Q22 and AR$10.0 billion in 1Q23. The QoQ performance reflects the 2.170 bps increase in the yield of AR$ government securities despite lower volumes of AR$ government securities recorded for trading purposes, and a higher result on increased volumes of US$ government securities, mainly dual bonds.

For more information about Securities classification, see Appendix I.

Net Income from US$ denominated operations and securities was AR$7.8 billion, mainly explained by higher yield on average volumes of dual bonds and US$ linked bonds tendered by the Argentine Treasury held by the Bank´s treasury. Dual bonds accrue the highest yield between inflation adjusted bonds (CER) and FX depreciation.

1. Includes Gains on Trading from FX Operations with retail, corporate and institutional customers, and Exchange rate differences on gold and foreign currency.

2. Includes the yield on dual bonds. The dual bond is a government security denominated in US$ which provides hedge against inflation and FX depreciation. This government bond accrues the highest yield between inflation adjusted bonds (CER) and FX depreciation.

3. US$ and US$ linked Government Securities held for Trading

Net Interest Margin (NIM) reached 26.7% compared to 18.8% in 2Q22 and 21.9% in 1Q23. The YoY and QoQ performance reflect the combination of higher volumes and spreads in the Company´s investment portfolio on the back of higher interest rates set by the Central Bank, which more than offset lower NIM in the AR$ loan portfolio.

The tables below provide further information on NIM breakdown corresponding to the Loan and Investment portfolios, as well as summary information on average Assets and average Liabilities, interest rates both on assets and liabilities and market rates.

1. US$ NIM in 2Q23, 1Q23, 4Q22 and 3Q22 reflect the yield on higher volume of dual bonds issued by the Argentine´s treasury. The dual bond is a government security denominated in US$ but provides hedge both against inflation and FX depreciation. This government bond accrues the highest yield between Inflation adjusted bonds (CER) and FX depreciation. As of June 30, 2023, the Company held an AR$17.5 billion balance of dual bonds.

Cost of risk & Asset quality

Loan loss provisions (LLPs) totaled AR$3.5 billion in 2Q23, decreasing 41.1% YoY and 2.8% QoQ. This performance reflects a healthier loan mix.

Net loan loss provisions, which is equivalent to loan loss provisions net of recovered charged-off loans and reversed allowances, amounted to AR$2.6 billion in 2Q23 compared to AR$3.5 billion in 1Q23 and AR$5.5 billion in 2Q22.

The level of provisioning as of June 30, 2023, reflects IFRS9 expected loss models at the Company.

The QoQ performance reflects the tightening of credit policies, the improvement in early delinquency in the retail customers portfolio, and a contraction in loans to retail and former IUDU customers.

The table below provides further breakdown on loan loss provisions in each customer segment:

* Other includes allowances reversed in Other Income line item, and provision for unused balances of overdrafts and credit cards in Other Expenses line item of the Income Statement

The most significant variables used to estimate the Expected Credit Loss (ECL) in 2023 are presented below:

Parameter	Segment	Macroeconomic Variable
Probability of Default	Personal & Business Segment (includes former consumer finance lending)	Inflation
Economic Activity
Fx
	Corporate Banking	Inflation
Interest Rate (Badlar)

Argentine Banks started to provision Financial Assets Impairment as included in paragraph 5.5 of IFRS 9 as from the fiscal year starting on January 1, 2020. But through Communications “A” 6778 and 6847 issued on September 5 and December 27, 2019, respectively, the Central Bank introduced a progressive adoption of the impairment model for IFRS 9 in a 5-year period for Group B entities, including IUDÚ. In September 2022, IUDÚ requested authorization from the BCRA for the anticipated application of item 5.5 of IFRS 9 in 2022. Therefore, adjustments were made to shareholder´s equity as of December 31, 2021, and in the income statement for 2022. In September 2022, IUDU adopted IFRS 9 for the fiscal year beginning on January 1, 2022, with the IFRS 9 transition date scheduled for January 1, 2021. For comparative purposes, and according to IAS 8, changes in accounting policies were applied retrospectively to each of the quarters of 2021 and the full year, and to the first and second quarters of 2022, therefore reported figures and applicable ratios in these quarters have been restated.

In addition, since 2020 the Central Bank established a temporary exclusion from the impairment model of IFRS 9 for government-issued debt securities.

Cost of Risk declined to 4.3% in 2Q23, from 5.5% in 2Q22 and 4.8% in 1Q23. The QoQ performance reflects the tightening of our credit policies, the improvement in early delinquency in the retail customer portfolio, and the loan portfolio contraction in retail and former IUDU customers.

Cost of risk, net, which is equivalent to loan loss provisions net of recovered charged-off loans and reversed allowances, was 3.2% in 2Q23, compared to 4.9% in 2Q22 and 4.0% in 1Q23.

As of June 30, 2023, the Provisioning ratio on the total loan portfolio was 3.7% compared to 5.2% as of June 30, 2022. The YoY decline reflects loan write-offs and the sale in 2Q23 of a non-performing loan portfolio mostly related to consumer loans.

The table below provides an analysis of the allowance for loan losses year to date:

Credit Quality

The total NPL ratio was 2.5% in 2Q23 decreasing 160 bps from 4.1% in 1Q23. The decrease is mainly explained by: i) the sale of non-performing loans from the consumer segment within the Bank´s personnel and business segment (mostly former IUDÚ customers among others), and ii) the upgrade of a corporate customer to stage 2 from stage 3.

The Bank´s NPL ratio also reflects the tightening in its underwriting policies in 2022 and 2023.

1.	Includes allowances related to the loan portfolio and off-balance accounts
2.	These figures have been restated by applying a general price index, so the result in comparative figures are presented in terms of the current unit of measurement as of the closing date of the reporting period and does not reflect the total outstanding of the portfolio written off.

The table below provides management information on charge offs in AR$ measured in historical currency:

1. These figures do not include the amounts from the sale of loan portfolio that had not been previously written off.. The amounts of loan portfolio sold were: AR$2.4 billion in 2Q23, AR$ 0 in 1Q23, AR$229 million in 4Q22, AR$126 million in 3Q22 and AR$160 million in 2Q22.

1.	Since 1Q23, NPL ratio include guarantees granted to customers. For comparative purposes, previous quarters have been restated.

The Coverage ratio increased to 147.9% as of June 30, 2023, from 115.9% as of March 31, 2023, and 141.5% as of June 30, 2022.

Net service fee income & Income from insurance activities

Net service fee income (excluding Income from Insurance Activities) totaled AR$8.1 billion in 2Q23, increasing 7.9% YoY and 4.9% QoQ. The sequential performance mainly reflects higher revenues from the brokerage and asset management businesses and lower costs paid to credit and debit card processors.

1 Other Fee Income includes certain insurance fees, custody and depositary fees, fees from brokerage, asset management and from the sale of non-financial services through Cordial Servicios, among others.

The main contributors to service fee income in 1Q23 were deposit accounts accounting for 42.2% of the total fee income compared to 40.8% in 2Q22, credit cards accounting for 22.9% compared to 31.2% in 2Q22, online brokerage fees representing 12.0% compared to 4.9% in 2Q22, asset management fees representing 8.3% compared to 7.6% in 1Q22, and non-financial services reaching 4.8% compared to 5.0% in 2Q22.

Credit & Debit Cards

During 2Q23, total credit card transactions at the Bank decreased 6.5% QoQ and 11.7% YoY, while the average ticket (in nominal terms) increased 23.7% QoQ (a 0.1% decrease in real terms) and 114.0% YoY (a 0.8% decrease in real terms). Volumes increased by 15.7% QoQ in nominal terms (decreased 6.6% in real terms) and 88.9% YoY in nominal terms (decreased 12.4% in real terms).

Credit Card commissions amounted to AR$2.5 billion in 2Q23 decreasing 6.6%, or AR$177.1 million, QoQ, and 30.6%, or AR$1.1 billion, YoY.

The QoQ performance reflects a decrease in real terms in credit card usage, and the Company’s decision to reduce exposure to this product in 2023.

Deposits Accounts and Packages of Banking Services

In 2Q23, Deposit Account fees decreased 2.5% YoY and 2.5% QoQ. In May, fees on certain bundled products were repriced but it did not anticipate the 23.8% inflation in the quarter.

Loan Operations (Commercial loans)

In 2Q23, Loan related fees amounted to AR$58.1 million and continued to reflect weak credit demand decreasing 0.7%, or AR$0.4 million, QoQ and 63.3%, or AR$ 100.4 million, YoY. Leasing commissions amounted to AR$ 60.9 million, decreasing 13.4% QoQ but increasing 15.8% YoY.

Asset Management

As of June 30, 2023, the Asset Management business carried out through the Company’s subsidiary, SAM, recorded AR$202.5 billion in Assets Under Management (AuM) measured in currency as of June 30, 2023, compared to AR$198.5 billion as of March 31, 2023, and AR$181.3 billion as of June 30, 2022. Fees from the Asset Management business represent 8.3% of the total Fee Income and amounted to AR$916.1 million in 2Q23, increasing AR$25.7 million from 1Q23, and AR$ 27.2 million from 2Q22. The QoQ fee performance reflects an increase in volumes in real terms.

As a result of new investment product features offered to our customers through online and mobile banking, retail customer investments increased 55% QoQ and 287% YoY. Active retail customers increased 222% QoQ and 548% YoY.

Online Brokerage

As of June 30, 2023, the online brokerage business developed through IOL invertironline, continued to expand its customer base, and opened 87,633 new accounts from 27,499 and 27,772 new accounts in 4Q22 and 1Q22 respectively. In turn, active customers increased to 223,841 from 136,890 as of March 31, 2023, and 102,511 as of June 30, 2022. Moreover, Assets Under Custody (AuC) increased 64.0% QoQ in nominal terms and 32.5% in real terms, and 275.6% YoY in nominal terms and 74.2% in real terms.

Fees increased to AR$1.3 billion from AR$1.1 billion in 1Q23, and AR$ 570.7 million in 2Q22. QoQ reflects 45.6% increase in the daily average revenue trade in the quarter. Fee income from the online brokerage business represents 12.0% of total fee income, while in 2Q22 it represented 4.9%. YoY, the daily average revenue trade increased 243%.

Service fee expenses decreased 13.5% QoQ, and 29.9% YoY, to AR$2.9 billion. The QoQ performance primarily reflects lower costs paid to the credit and debit cards processors due to the lower credit card usage.

Income from insurance activities includes insurance premiums, net of insurance reserves and production costs.

Income from Insurance activities was AR$1.5 billion, down 24.6% QoQ, and 13.7% YoY. The QoQ performance reflects a decrease in real terms in gross written premiums and higher general expenses partially offset by lower claims paid. On an accumulated basis, Income from Insurance activities in 1H23 increased 0.2%, compared to 1H22.

Gross written premiums measured in the unit at the end of the reporting period decreased 19.2% QoQ, with non-credit related policies decreasing 16.0% QoQ. Claims paid measured in the unit at the end of the reporting period decreased AR$96.0 million.

Combined ratio was 70.3% in 2Q23, compared to 59.0% in 1Q23 and 63.0% in 2Q22. The QoQ increase in the combined ratio is explained by lower gross written premiums and higher general expenses partially offset by the decrease in claims paid.

Non-interest expenses & Efficiency

1. Total Employees reported include temporary employees

Personnel expenses amounted to AR$20.3 billion in 2Q23, decreasing 5.7% YoY and increasing 12.6% QoQ. The YoY performance reflects the Company´s initiatives to capture operating efficiencies at the Bank, IUDÚ and other subsidiaries during 2022. QoQ performance reflects salary increases that anticipated inflation in the quarter.  Headcount decreased 1.0% QoQ and 10.6% YoY.

Severance & Other Personnel Expenses in 2Q23, 1Q23, 4Q22, 3Q22 and 2Q22 include severance payments and early retirement charges related to the Company’s transformation and efficiency programs mainly at the Bank and at IUDÚ of AR$1.3 billion, AR$1.2 billion, AR$3.4 billion, AR$2.5 billion and AR$2.4 billion, respectively.

On accumulated basis, Personnel expenses amounted to AR$38.4 billion in 1H23, decreasing 8.7%, or AR$ 3.6 billion, compared to 1H22.

The employee base at the end of 2Q23 reached 3,754 people, decreasing 10.6% YoY, or by 445 employees, and 1.0% QoQ, or by 38 employees. Looking into the Company’s subsidiaries: i) the Bank’s headcount was reduced by 114 employees YoY and 28 employees sequentially, declining 3.3% YoY and 0.8 QoQ; ii) headcount at IUDÚ and Tarjeta was reduced by 276 employees YoY and 3 employees QoQ reflecting the merge of the consumer finance business into the Bank; while iii) IOL invertironline decreased its staff by 53 employees YoY and increased by 7 employees QoQ.

The following table shows the banking business wage increases over recent years resulting from the bargaining agreement between Argentine banks and the banking industry labor union:

In March 2023 and May 2023, Argentine banks and the labor union reached collective bargaining agreements that called for a 66% increase in salaries for the period January-July 2023, granted in different tranches: +6% since January 2023, +7.1% since February 2023, +11% paid from March 2023, +6% since April 2023, +10% since May 2023 and +11.9% since June 2023. The last tranche applied since July 2023 with an additional increase of +10%.

Administrative expenses decreased 11.2% YoY and 2.3% QoQ to AR$9.6 billion.

The YoY performance was mainly driven by decreases of: i) 17.0%, or AR$687.9 million, to AR$3.4 billion in Other expenses mainly related to Maintenance, conservation and repair expenses, security and energy expenses, ii) 43.2%, or AR$ 391.0 million, in Advertising & Publicity, and iii) 7.7%, or AR$ 193.1 million, in Taxes. This was partially offset by a 14.4%, or AR$ 188.8 million, increase in other Professional Fees.

The QoQ performance was mainly driven by declines of: i) 9.5%, or AR$352.1 million, to AR$3.4 billion in Other expenses mainly related to Maintenance and conservation, and repair expenses, security and energy expenses, and ii) 6.9%, or AR$ 111.1 million, in other Professional Fees. These were partially offset by: i) a 4.4%, or AR$ 98.2 million, increase in Taxes, and ii) a 15.5%, or AR$ 69.0 million, increase in Advertising & Publicity.

On accumulated basis, administrative expenses amounted to AR$19.3 billion in 1H23 decreasing 6.5%, or AR$ 1.3 billion, compared to 1H22.

The Efficiency ratio was 62.5% in 2Q23, compared to 81.4% in 2Q22 and 71.8% in 1Q23. The YoY performance was explained by a 22.6% increase in Revenues together with a 5.9% decrease in total expenses. The ratio includes severance payment. Excluding these extraordinary charges, the Efficiency ratio would have been 60.1% in 2Q23 compared to 75.8% in 2Q22 and 69.0% in 1Q23. In 1H23, the efficiency ratio was 66.7% compared to 77.7% in 1H22.

Other Operating Income & Turnover Tax

In 2Q23, Other Operating Income, net (excluding the turnover tax) amounted to AR$1.3 billion, compared to AR$177.5 million in 2Q22 and AR$319.2 million in 1Q23. 2Q23 recorded higher fees related to cash management service to our customers. Other expenses reflected the decrease of other loan loss provisions related to unused credit card balances.

Turnover tax totaled AR$5.7 billion in 2Q23 decreasing 8.5% YoY and 16.9% QoQ.

Commencing January 2020 and January 2023, the tax authorities of the City of Buenos Aires and the Province of Mendoza, respectively, began to impose a Turnover Tax on the revenues derived from securities and instruments (Leliqs/Notaliqs or Repos) issued by the Central Bank of Argentina (BCRA).

On December 11, 2020, the BCRA initiated declaratory actions of certainty against both tax authorities regarding the unconstitutionality of the measures implemented, as they directly and significantly affect the purposes and functions assigned to the BCRA, substantially altering the execution of national monetary and financial policy. The BCRA also cited that the imposition of this Turnover Tax is in clear contradiction to the provisions of the National Constitution and its Organic Charter. The BCRA has the authority to issue instruments to regulate monetary policy and achieve financial and exchange stability.

Through the enacted laws, provincial governments exceed their powers by imposing taxes on these monetary policy instruments, the regulation, implementation, and/or use of which falls within the jurisdiction of the BCRA. This directly impacts the immunity principle of the national government's policy as these revenues cannot be subject to taxation at the local level due to their immunity or non-taxable status. Both municipalities and provinces lack tax authority over financial instruments issued by the National Government.

In line with the submissions made by the BCRA, the Argentine Banking Association (ABA), the Argentine Bankers' Association (ADEBA), and the majority of financial institutions operating in these provinces have also filed constitutional actions against these regulations. These actions are still pending resolution by the Supreme Court of Justice.

Based on the aforementioned, the Bank believes that the reasons supporting the non-taxability of these types of instruments are strong and based on expert opinions, both internal and from third-party specialists. We estimate the likelihood of a favorable ruling to our position as the majority view. Consequently, the Bank has ceased paying the tax on the revenues generated by Leliqs operations in Mendoza since January 2023, and by Leliqs and Repo transactions in the City of Buenos Aires since April of the current year.

Lastly, on June 30, 2023, Law (CABA) No. 6655 was published, which establishes the reduction of the Turnover Tax rate to 0% or 2.85% for BCRA's repo transactions and securities, subject to regulation and contingent on the effective transfer of revenue-sharing funds or agreements reached with the National Government.

Results from exposure to changes in the purchasing power of the currency

The result from exposure to changes in the purchasing power of the currency for 2Q23 amounted to a loss of AR$7.5 billion, compared to losses of AR$6.8 billion in 2Q22 and AR$6.5 billion in 1Q23. The QoQ comparison reflects the increase in inflation to 23.8% in 2Q23, from 21.7% in 1Q23, together with an increase in Net Monetary Assets in the quarter to AR$ 43.4 billion from AR$34.1 billion. YoY performance reflects a 18.5%, or AR$ 6.8 billion, increase in Net Monetary Assets excluding income tax credits, while inflation increased.

Other comprehensive income, net of tax

Other Comprehensive Income (Loss) amounted to AR$121.0 million in 2Q23, compared to a loss of AR$1.5 billion in 2Q22 and a loss of AR$104.4 million in 1Q23. Other Comprehensive Loss in the quarter mainly reflects mark to market valuation of government securities held by the Company recorded at Fair value through other comprehensive income.

As of June 30, 2023, the Other Comprehensive Income reserve related to financial instruments was negative AR$166 million.

Attributable Comprehensive Income (loss) amounted to a gain of AR$ 6.4 billion in 2Q23 compared to a loss of AR$5.2 billion in 2Q22 and a gain of AR$585.7 million in 1Q23.

Income tax

The tax reform passed by Congress in December 2017 and the amendment to Income Tax Law No. 20,628 (the “Income Tax Law”) passed in December 2019, allowed the deduction of losses arising from exposures to changes in the purchasing power of the currency, only if inflation as measured by the Consumer Price Index (CPI) issued by the INDEC would exceed the following thresholds applicable for each fiscal year: 55% in 2018, 30% in 2019 and 15% in 2020. For 2021 and subsequent periods, inflation should exceed 100% in 3 years on a cumulative basis to deduct inflation losses. In 2018, the 55% threshold was not met, but in 2019 inflation widely exceeded 30%. Therefore, since 2019 the income tax provision considers the losses arising from exposures to changes in the purchasing power of the currency, which significantly lowered the income tax expense compared to previous years.

In June 2021, a tax law was ruled establishing a new income tax rate structure with three segments in relation to the level of accumulated taxable net income which are adjusted annually considering the CPI. The new income tax rate structure is: i) 25% for accumulated taxable income of up to AR$ 7.6 million; ii) 30% for taxable income of up to AR$ 76 million; and iii) 35% for taxable income greater than AR$ 76 million. This modification is applicable for fiscal years beginning on January 1, 2021.

Additionally, as income tax is paid by each subsidiary on an individual basis, tax losses in one legal entity cannot be offset by tax gains in another legal entity.

In 2Q23, the Company recorded a tax charge of AR$2.7 billion compared to a tax gain of AR$943.2 million in 2Q22, and a tax charge of AR$1.4 billion in 1Q23. The income tax line item is the net effect of the income tax provision at the Bank level and other subsidiaries.

Balance sheet

Total Assets were up 9.7% QoQ and down 11.4% YoY to AR$1,033 billion as of June 30, 2023.

The YoY performance reflect the weak credit demand together with asset & liability management. The QoQ performance mainly reflect higher balances of securities issued by the Central Bank, and Repo transactions with the Central Bank mainly due to asset & liability management to maximize NIM and profitability, while inflation of 23.8% QoQ impacted loans, which decreased 5.9% QoQ in real terms. Average AR$ Assets declined 2.5% QoQ and 15.9% YoY in real terms.

As of June 30, 2023, March 31, 2023, December 31, 2022, September 30, 2022 and June 30, 2022, the main holdings of Government Securities were:

Loan portfolio

Total financing (including loans and financial leases and off-balance sheet guarantees granted to customers) amounted to AR$ 333.1 billion decreasing 24.7% YoY and 5.3% QoQ.

The gross loan portfolio (loans and financial leases) expanded 51.3% YoY and 15.1% QoQ in nominal terms to AR$298.2 billion. In real terms, gross loans decreased 7.0% QoQ and 29.8% YoY impacted by weak credit demand driven by inflation of 23.8% QoQ and 115.6% YoY, high nominal interest rates as a result of inflation, and weak economic activity.

On July 26 2022, the Bank agreed to transfer the financial agent business that served the government of the Province of San Luis for almost 25 years, including the transfer of employees, branches and their infrastructure and the assignment of the loan portfolio that involved agents and employees of the province. It did not include any private sector customers of the Bank in the province. The operation was transferred in August 2022 and included Loans and credit card balances amounting to AR$ 4.139 million, thus also impacting YoY figures.

The AR$ Loan portfolio amounted to AR$276.2 billion, up 53.3% YoY and 16.3% QoQ in nominal terms. In real terms, gross loans decreased 6.1% QoQ and 28.9% YoY impacted by inflation of 23.8% QoQ and 115.6% YoY. The QoQ performance in real terms, was driven by weak credit demand across all business segments reflecting high inflation and interest rates and the Company focuses on profitability.

U$S loans amounted to US$85.7 million decreasing 36.2% YoY and 17.1% QoQ reflecting weak demand in foreign currency.

The table below shows the evolution of the loan book in real terms over the past five quarters broken down by product.

The charts below show the evolution of the gross loan book in real terms QoQ and YoY broken down by business segment:

The Personal & Business banking segment includes: i) individuals; ii) small businesses with annual sales of up to AR$500 million; and iii) SMEs with annual sales over AR$500 million and below AR$5.0 billion.

The Corporate banking segment includes middle-market and large companies with annual sales over AR$5.0 billion.

In 4Q22 the Company merged the entire IUDU consumer finance customer base into Banco Supervielle. At the end of 2Q23, the Bank´s Personal & Business segment includes gross loans of AR$14 billion (AR$9.4 billion net) transferred from IUDU and 141 thousand active customers.

The loan portfolio of the Personal & Business decreased by 8.8% QoQ and 21.9% YoY. The Personal & Business banking segment includes loans to individuals which declined 10.7% sequentially impacted by the sale of non-performing loans -mainly consumer finance customers carried out during the quarter -, and the Entrepreneurs and SMEs loan portfolio which declined 4.8% QoQ. The Corporate Segment loan portfolio increased 2.6% QoQ and decreased 27.1% YoY respectively, in real terms.

Total commercial portfolio (including Entrepreneurs, SMEs, Middle Market and Large and Off-balance sheet guarantees) amounted AR$168.7 billion as of June 30, 2023, increasing 3.1% QoQ but decreasing 15.5% YoY in real terms.

Risk management

Atomization of the loan portfolio.

As a result of its risk management policies, the Company shows a diversified and atomized portfolio, where the top 10, 50 and 100 borrowers represent 8%, 22% and 30%, similar to previous quarters’ atomization.

Loan Portfolio breakdown by economic activity

Collateralized Loan Portfolio

As of June 30, 2023, 40% of the commercial non-performing loan portfolio was collateralized compared to 76% as of March 31, 2023. The decrease in the quarter reflects the upgrade of a mostly collateralized corporate customer from stage 3 to stage 2 situation.

Regarding the Personal and Business Banking portfolio, loans to payroll and pension clients as of June 30, 2023, represented 51% of the total loan portfolio to retail customers in the segment.

Funding

Total funding, including deposits, other sources of funding such as financing from other financial institutions and negotiable obligations, as well as shareholders’ equity, increased 9.7% QoQ but decreased 11.4% YoY in real terms. The QoQ performance reflects: i) a 12.9%, or AR$92.2 billion, increase in real terms in Deposits, ii) a 4.6% or AR$6.4 billion increase in Shareholders ‘equity, iii) while Other sources of funding decreased 8.4%, or AR$ 7.4 billion. The 8.4% QoQ decrease in Other sources of funding was mainly due to a 24.3%, or AR$8.5 billion, decrease in other financial liabilities.

Foreign currency funding (measured in US$) decreased 11.0% YoY and 9.4% QoQ. The QoQ performance reflects the 8.4% decrease in US$ deposits in the quarter.

Funding & Other Liabilities (In millions of Ps. stated in terms of the measuring unit current at the end of the reporting period)	jun 23	mar 23	dec 22	sep 22	jun 22	% Change QoQ	YoY
Deposits							
Non?Financial Public Sector	**93,281.9**	**34,947.3**	**41,954.4**	**41,411.7**	**53,114.3**	**166.9%**	**75.6%**
Financial Sector	**33.8**	**71.4**	**152.8**	**110.0**	**251.6**		
Non?Financial Private Sector and Foreign Residents							
Checking Accounts	61,201.8	63,147.0	76,205.8	68,895.5	86,075.2	-3.1%	-28.9%
Savings Accounts	128,163.0	115,391.1	139,158.2	122,049.0	166,489.9	11.1%	-23.0%
Time Deposits - Individuals and Companies	194,035.0	166,854.8	160,456.2	159,768.7	177,118.8	16.3%	9.6%
Wholesale Funding	329,214.4	333,307.8	407,078.4	364,233.4	434,080.0	-1.2%	-24.2%
Special Checking Accounts	252,786.5	271,009.1	269,472.2	286,579.6	303,702.3	-6.7%	-16.8%
Time Deposits	28,441.5	23,961.4	66,688.2	34,913.7	26,675.7	18.7%	6.6%
Others	47,986.4	38,337.2	70,918.0	42,740.1	103,701.9	25.2%	-53.7%
Total Deposits	**805,929.9**	**713,719.3**	**825,005.8**	**756,468.4**	**917,129.8**	**12.9%**	**-12.1%**
Other Source of Funding							
Liabilities at a fair value through profit or loss	675.3	2,563.7	3,223.3	699.2	4,984.6	-73.7%	-86.5%
Repo transactions	877.6	0.0	0.0	4,101.8	0.0	na	na
Other financial liabilities	26,578.9	35,093.9	27,281.6	32,320.3	42,846.2	-24.3%	-38.0%
Financing received from Central Bank and others	8,324.8	6,347.5	8,332.2	8,246.1	6,347.7	31.2%	31.1%
Medium Term Notes	0.0	0.0	845.9	985.4	1,177.1	-	na
Current Income tax liabilities	0.0	0.0	0.0	0.0	0.0		
Subordinated Loan and Negotiable Obligations	0.0	0.0	0.0	0.0	0.0	-	-
Provisions	2,168.4	2,702.2	2,549.0	2,414.0	2,270.0	-19.8%	-4.5%
Deferred tax liabilities	192.1	275.5	274.3	136.6	69.5	-30.3%	176.4%
Other non-financial liabilities	41,993.3	41,200.6	43,389.3	46,044.7	46,934.6	1.9%	-10.5%
Total Other Source of Funding	**80,810.4**	**88,183.4**	**85,895.6**	**94,948.0**	**104,629.7**	**-8.4%**	**-22.8%**
Attributable Shareholders' Equity	**146,444.3**	**140,063.7**	**139,893.6**	**143,180.4**	**144,358.7**	**4.6%**	**1.4%**
Total Funding	**1,033,184.6**	**941,966.5**	**1,050,795.0**	**994,596.8**	**1,166,118.1**	**9.7%**	**-11.4%**

Deposits

Total Deposits of AR$805.9 billion expanded 39.8% QoQ and 89.4% YoY in nominal terms. In real terms, total deposits increased 12.9% QoQ but decreased 12.1% YoY. QoQ performance reflected higher public sector deposits, corporates deposits, and the seasonal increase from the payment of the thirteenth salary to retail customers. The leverage ratio (Assets to shareholder´s equity) increased 40 bps to 7.1x from 6.7x as of March 31, 2023, and decreased 100 bps from 8.1x as of June 30, 2022, reflecting asset & liability management flexibility to maximize NIM and profitability.

AR$ deposits amounted to AR$ 739.6 billion, expanding 43.0% QoQ and 90.0% YoY in nominal terms, compared to AR$ industry deposits increases of 24.3% QoQ and 109.7% YoY. In real terms, AR$ deposits increased 15.6% QoQ but decreased 11.9% YoY. In turn average AR$ deposits decreased 1.9% in the quarter.

The QoQ performance of AR$ deposits in real terms was mainly driven by: i) an 18.3%, or AR$ 29.0 billion, increase in Time Deposits from retail and corporate customers, ii) a 19.0%, or AR$ 15.7 billion, increase in saving accounts due to seasonality, and iii) a AR$58.6 billion increase in Public Sector Deposits. Wholesale funding decreased 0.6%, or AR$ 1.8 billion, reflecting asset & liability management.

The YoY performance of AR$ denominated deposits in real terms, was mainly driven by decreases of: i) 24.9%, or AR$ 100.0 billion, in wholesale deposits mainly reflecting asset & liability management, and ii) 27.3%, or AR$59.8 billion, in sight deposits from corporates and retail customers reflecting the impact of high inflation. These were partially offset by a 11.9%, or AR$19.9 billion, increase in Time Deposits from retail and corporate customers. In turn, average AR$ deposits decreased 15.6% YoY in real terms.

Foreign currency deposits (measured in US$) amounted to US$ 258.6 million decreasing 9.2% QoQ and 10.5% YoY. As of June 30, 2023, FX deposits represented 8% of total deposits.

FX deposits (measured in US$) decreased 10.5% YoY while industry FX deposits decreased 3.9%.

As of June 30, 2023, total deposits represented 78.0% of Supervielle’ s total funding sources compared to 78.6% in 2Q22 and 75.8% in 1Q23.

The charts below show the breakdown of deposits as of June 30, 2023, and the average balances in 2Q23, in terms of the share of product and segment, on total deposits.

Non- or low-cost demand total deposits (including private and public-sector deposits) accounted for 25.0% of the Company’s total deposit base (15.9% of savings accounts and 9.1% of checking accounts) as of June 30, 2023. Non- or low-cost demand deposits represented 26.9% of total deposits (16.2% of savings accounts and 10.7% of checking accounts) as of March 31, 2023, and 29% as of June 30, 2022. The current highly inflationary environment is driving customers to increasingly invest their transactional funds in money market funds to protect the purchase power of their monthly income, which is reflected in the increase of customers using the Inversion Rapida feature implemented in the Supervielle App during the quarter.

The table below shows further breakdown of the Bank’s stand-alone AR$ deposits from private sector as of June 30, 2023, March 31, 2023, and June 30, 2022, measured in the currency as of June 30, 2023, together with the YoY and QoQ evolution, both in real and nominal terms.

1.	Includes Cancellable before maturity Time Deposits, mainly related to wholesale funding

Other sources of funding & Shareholder’s equity

As of June 30, 2023, other sources of funding and shareholders’ equity amounted to AR$227.3 billion decreasing 8.7% YoY and 0.4% QoQ.

The YoY performance in other sources of funding is explained by the following decreases:

●	38.0%, or AR$ 16.3 billion, in other financial liabilities, and
●	AR$1.1 billion, in Medium Term Notes, due to the amortization of the Class E Medium Term Note.

The 8.4% QoQ decrease in Other sources of funding was mainly due to a 24.3%, or AR$8.5 billion, decrease in other financial liabilities.

Shareholder´s equity increased 4.6%, or AR$ 6.4 billion, QoQ and 1.4%, or AR$ 2.1 billion, YoY to AR$ 146.4 billion as of June 30, 2023.

CER – UVA exposure

As of June 30, 2023 and March 31, 2023, the total net exposure to CER-UVA, amounted to AR$68.4 billion and AR$77.8 billion, which represents 46.7% and 55.7% of the Attributable Shareholders equity, respectively.

Moreover, the Company had non-monetary assets of AR$88.8 billion as of June 30, 2023, representing 60.7% of the Attributable Shareholders equity. These assets are adjusted for inflation on a monthly basis.

AR$ million	2Q23	1Q23	4Q22	3Q22	2Q22
Assets exposed to CER/UVA					
Loans	**35,688.7**	**36,319.0**	**38,429.4**	**37,843.0**	**40,632.4**
Mortgage Loans	34,141.2	34,564.7	36,453.8	36,514.2	38,355.0
Car Loans	505.8	478.0	600.8	805.0	937.3
Personal Loans	8.0	13.6	17.4	19.3	25.5
Other Loans	892.7	1,106.7	1,183.3	317.6	489.2
Interest	141.1	156.0	174.1	186.7	825.4
Securities[1]	**35,776.3**	**44,507.4**	**22,034.1**	**26,348.6**	**42,578.7**
BONCER/LECER	35,776.3	49,620.4	26,338.5	29,526.4	45,455.7
Total Assets	**71,465.1**	**80,826.3**	**60,463.5**	**64,191.5**	**83,211.1**
Liabilities exposed to CER/UVA					
Deposits	2,081.9	2,165.9	1,600.6	14,778.5	10,294.5
Savings accounts on Construction industry unemployment fund	979.0	825.2	778.4	735.7	700.0
Other Liabilities	3.0	3.7	177.7	0.0	0.0
Total Liabilities	**3,063.8**	**2,994.8**	**2,556.8**	**15,514.3**	**10,994.6**
Total Exposure to CER/UVA, net	**68,401.2**	**77,831.5**	**57,906.7**	**48,677.3**	**72,216.5**

1 Securities line item does not include AR$17.5 billion of Dual bonds as they are classified in US$ currency

Foreign currency exposure

The table below shows the foreign currency exposure as of the end of each period:

1.	Includes AR$15.2 billion of Dual Bonds issued by the Argentine´s treasury

According to Central Bank regulations, non-financial liabilities resulting from the adoption of IFRS 16 since January 2019, are not considered within the Global Net Position. Global Net Position is limited to a 4% maximum long position.

Liquidity & reserve requirements

Loans to deposits ratio was 37.0% as of June 30, 2023, compared to 46.3% as of June 30, 2022, and 44.9% as of March 31, 2023.

AR$ loans to AR$ deposits ratio was 37.3% as of June 30, 2023, declining from 46.3% as of June 30, 2022, and from 45.9% as of March 31, 2023.

US$ loans to US$ deposits ratio was 33.1% as of June 30, 2023, compared to 46.5% as of June 30, 2022, and 36.3% as of March 31, 2023.

As of June 30, 2023, the proforma Liquidity Coverage ratio (“LCR”) was 118.7%.

Net Stable Funding ratio (“NSFR”) as of June 30, 2023, was 154.5%.

The tables below provide further information on liquidity in AR$ and US$:

This liquidity ratio includes Cash, Repo transactions with Central Bank, LELIQs and Treasury bonds considered on the minimum reserve requirements, while other liquid-government securities held are not taken into account for the calculation.

The table below shows the composition of the Company’s reserve requirements as of each reported date. The basis on which minimum cash reserve requirement is computed is the monthly average of daily balances of the liabilities at the end of each day during each calendar month.

1. SMEs loans deduction

For more information on the regulatory environment please see Appendix IV.

Capital

As of June 30, 2023, equity to total assets was 14.2%, compared to 12.4% as of June 30, 2022, and 14.9% as of March 31, 2023.

The table below shows dividends paid by the Company to its shareholders, dividends received from its subsidiaries and capital injections made by the Company to its subsidiaries, from January 2022 to the date of this report (figures stated in nominal AR$ as of the date of payment):

*This payment corresponds to a capital reduction made in Mila.

The table below shows capital injections made by the Bank to its subsidiaries:

The table below shows capital injections made by IUDÚ to its subsidiary:

The Common Equity Tier 1 Ratio as of March 31, 2023, was 15.7% increasing 100 bps when compared to 1Q23 and 210-bps from June 30, 2022.

Tier 1 Capital Ratio reflects that the expansion in Risk weighted assets and deductions were more than offset by inflation adjustment of capital and the Bank´s capital creation in 2Q23.  The loan portfolio grew below inflation in the quarter.

Supervielle’s Tier 1 ratio coincides with its CET 1 ratio.

As of June 30, 2023, Banco Supervielle’s consolidated financial position showed a solvency level with an integrated capital of AR$82.4 billion, exceeding total capital requirements by AR$37.9 billion.

The tables below present information about the Bank and IUDU´s consolidated regulatory capital and minimum capital requirement as of the dates indicated. All figures are expressed in nominal terms as of each reported date. Figures in these tables have not been restated following the initial adoption of IFRS 9 by IUDU retrospectively as of January 2022:

Total Capital

	jun 23	mar 23	dec 22	sep 22	jun 22
Tier 1 Capital					
Paid in share capital common stock	829.6	829.6	829.6	829.6	829.6
Irrevocable capital contributions	0.0	0.0	0.0	0.0	0.0
Share premiums	6,898.6	6,898.6	6,898.6	6,898.6	6,898.6
Disclosed reserves and retained earnings	0.0	-12,849.1	-5,815.0	-5,039.9	-1,710.4
Non controlling interests	54.7	46.8	37.0	79.4	82.6
Capital adjustments	99,643.8	91,864.5	74,084.7	62,022.4	49,455.5
IFRS Adjustments	873.7	664.3	675.2	993.6	669.5
Expected Loss - Communication "A" 6938 item 10	5,141.8	5,939.2	5,650.0	5,683.3	2,031.0
100% of results	38.5	0.0	-4,740.2	-3,075.0	-2,106.8
50% of positive results / 100% negative results	2,338.1	19.2	0.0	0.0	0.0
Sub Total: Gross Tier I Capital	**115,818.7**	**93,413.3**	**77,619.9**	**68,392.1**	**56,149.7**
Deduct:					
All Intangibles	15,313.5	11,903.6	10,223.5	8,802.4	6,888.8
Pending items	557.8	141.7	48.0	101.5	79.0
Other deductions	20,405.2	16,972.7	14,792.0	10,609.7	8,516.0
Total Deductions	**36,276.6**	**29,017.9**	**25,063.5**	**19,513.6**	**15,483.8**
Sub Total: Tier I Capital	**79,542.2**	**64,395.3**	**52,556.3**	**48,878.4**	**40,665.9**
Tier 2 Capital					
General provisions/general loan loss reserves 50%	2,889.7	2,466.3	2,599.0	2,049.7	1,890.2
Subordinated term debt	0.0	0.0	0.0	0.0	0.0
Non controlling Interest	1.8	1.8	1.2	17.4	17.2
Sub Total: Tier 2 Capital	**2,891.5**	**2,468.1**	**2,600.2**	**2,067.0**	**1,907.5**
Total Capital	82,433.7	66,863.4	55,156.5	50,945.5	42,573.4
Credit Risk weighted assets	394,267.2	331,260.2	303,351.6	260,759.2	230,413.2
Risk weighted assets	544,995.4	460,256.2	428,238.5	363,716.4	319,242.3
Tier 1 Capital / Risk weighted assets	**14.6%**	**14.0%**	**12.3%**	**13.4%**	**12.7%**
Regulatory Capital / Risk weighted assets	**15.1%**	**14.5%**	**12.9%**	**14.0%**	**13.3%**
Fund retained at the holding level	**5,769.9**	**3,222.2**	**3,051.6**	**2,761.4**	**2,605.8**
Tier 1 Capital Ratio	**15.7%**	**14.7%**	**13.0%**	**14.2%**	**13.6%**

On June 28, 2019, the Central Bank ruled effective on January 1, 2020, that Group “A” financial institutions which are controlled by non-financial institutions (as is the Company’s case in relation with the Bank) shall comply with the Minimum Capital requirements, the Major Exposure to Credit Risk regulations, the Liquidity Coverage Ratio and the Net Stable Funding Ratio on a consolidated basis comprising the non-financial holding and all its subsidiaries (excluding insurance companies and non-financial subsidiaries).

On March 19, 2020, the Central Bank ruled, through Communication “A” 6938, that group A financial institutions are allowed to consider as Tier 1 capital (COn1), when calculating minimum capital requirements, the positive difference between the accounting provision, calculated in accordance with item 5.5. of IFRS 9, and the regulatory provision, calculated in accordance with the standards on minimum loan loss provisions required, or the accounting provision as of November 30, 2019, the higher of both, that is, when the provision under IFRS is greater than the regulatory (or accounting as of that date).

Results by segment

The Company conducts its operations and serves its customers through the following business segments: Personal & Business Banking, Corporate Banking, Treasury, Insurance, and Asset Management and Other Services. Until 2022, the Company also had a Consumer Finance segment which included businesses of IUDÚ, Tarjeta, Cordial Servicios and Mila. Since 1Q23, a residual IUDÚ or Consumer Finance Segment is reported but Cordial Servicios is included in the Asset Management and Other Services segment, while Mila is included in the Personal & Business Banking segment. IUDÚ and Tarjeta portfolios have been transferred to the Bank and are included in the Personal & Business Banking segment. 2022 reported figures were restated to show these changes.

Evolution of Customers

1.	Bank customers do not include IFE Customers. Supervielle had 17,611, 22,525, 44,120, 34,864, and 67,029 IFE customers as of June 23, March 23, December 22, September 22, and June 22. IFE customers receive their emergency family income through the bank but they are not considered active customers as they only receive a government contribution.
2.	Bank customers include beneficiaries of social plan customers. Supervielle had 242,874, 234,618, 300,889, 302,696 and 299,635 social plan customers as of June 23, March 23, December 22, September 22 and June 22. Beneficiaries of social plan receive their monthly government payment through the bank and are customers with lower cross sell.
3.	Bank individual customers performance in 4Q22 reflect the decrease of 83,802 customers related to the transfer of the financial agency business that served the government of the Province of San Luis.
4.	Starting September 2022 and during 4Q22, IUDU customers were migrated to the Bank. Since 4Q22, the former consumer finance customers are clients with an active product and which activity in past 90 days. Do not include clients with refinanced loans.
5.	Until 3Q22, IUDU customers included active credit cards with billing statement issued in past 90 days. Included refinanced loans.

Attributable Net Income Mix

The table below presents information about the Attributable Net Income by segment:

Personal & Business Banking segment

Through the Personal & Business Banking Segment, Supervielle offers a wide range of financial products and services designed to meet the needs of individuals, entrepreneurs and small businesses (with annual sales up to AR$500 million), and SMEs (with annual sales over AR$500 million and below AR$5.0 billion): personal loans, mortgage loans, commercial unsecured loans, loans with special facilities for project and working capital financing, leasing, bank guarantee for tenants, salary advances, car loans, domestic and international factoring, international guarantees and letters of credit, payroll payment plans, credit cards, debit cards, savings accounts, time deposits, checking accounts, and financial services and investments such as mutual funds, insurance and guarantees, and senior citizens benefit payments.

Moreover, starting in September 2022, the IUDU clients and financing portfolio were migrated to the Bank and have been allocated to the Personal & Business Banking segment. The transfer of IUDU’s customers and back-office to the bank was completed in 4Q22.

During 2Q23, Loss before Income tax of AR$6.3 billion compared to a loss before income tax of AR$9.5 billion in 2Q22 and a loss of AR$7.7 billion in 1Q23.

The YoY performance is explained by: i) a net gain of AR$4.9 billion in the result from the exposure to changes in the purchasing power of the currency allocated to this segment compared to the AR$3.3 billion gain recorded in 2Q22, ii) a 1.8%, or AR$ 249.1 million, increase in Net Financial Income reflecting the increase in interest rate earned on loans following market interest rate increases partially offset by a decline in loan volumes and an increase in minimum regulatory interest rates on time deposits impacting cost of funds, iii) a 51.1%, or AR$ 1.3 billion, decrease in other expenses. These were partially offset by an AR$347.2 million decrease in Net Service Fee Income.

The QoQ performance is explained by: i) a net gain of AR$4.9 billion in the result from the exposure to changes in the purchasing power of the currency allocated to this segment compared to the AR$1.5 billion gain recorded in 1Q23, ii) a 64.0%, or AR$ 2.2 billion, decrease in other expenses, and iii) an 11.9%, or AR$ 434.1 million, decrease in Loan Loss Provisions. These were partially offset by: i) a 16.8%, or AR$ 2.8 billion, decrease in Net Financial Income as interest expenses continued to be impacted by the increase in minimum regulatory interest rates on deposits while interest income continued to be impacted by weak credit demand, and ii) a 7.7%, or AR$ 1.8 billion, increase in expenses as salary increases anticipated inflation in the quarter.

Loan loss provisions amounted to AR$3.2 billion in 2Q23, compared to AR$3.2 billion in 2Q22 and AR$3.6 billion in 1Q23.

Attributable Net Income (Loss) at the Personal & Business Banking segment was a loss of AR$4.1 billion in 2Q23 compared with a loss of AR$6.0 billion in 2Q22 and a loss of AR$5.1 billion in 1Q23.

Personal & Business Banking segment loans (including receivables from financial leases) reached AR$174.4 billion as of June 30, 2023, decreasing 8.8% QoQ and 21.9% YoY. The Personal & Business banking segment includes loans to individuals which declined 10.7% sequentially, and the Entrepreneurs and SMEs loan portfolio which declined 5% QoQ. The Personal & Business loan portfolio was also impacted by the non-performing loans sale carried out in the quarter.

Personal & Business Banking segment deposits increased 16.8% QoQ but decreased 3.8% YoY. Deposits performance reflects sequential seasonality impacted by the thirteenth salary.

Corporate banking segment

Through the Bank, Supervielle offers middle market companies and large corporations (companies with annual sales over AR$ 5 billion) a full range of products, services and financing options including factoring, leasing, foreign trade finance and cash management and transactional services.

During 1Q23 Profit before Income tax amounted to AR$2.0 billion compared to a loss of AR$506.6 million in 2Q22 and a gain of AR$1.6 billion in 1Q23.

The YoY performance is explained by: i) a 60.0%, or AR$ 2.7 billion, increase in Net Financial Income due to higher distribution of income from treasury funds, partially offset by higher interest expenses, ii) a AR$ 943.5 million decrease in the loss from exposure to inflation, and iii) a 72.5%, or AR$ 827.0 million, decrease in LLP. These were partially offset by: i) AR$ 702.5 million loss in Other expenses compared to a gain of AR$ 363.5 million in 2Q22, and ii) a 38.5% ,or AR$ 995.3 million, increase in expenses mainly due to personnel expenses.

The QoQ performance is explained by: i) a 36.3%, or AR$ 1.9 billion, increase in Net Financial Income due to higher interest income and higher distribution of income from treasury funds, partially offset by higher interest expenses and, ii) AR$5.9 million increase in Net Fee Income. These were partially offset by: i) AR$ 702.5 million in Other expenses compared to a gain of AR$ 62.4 million in 1Q23, ii) AR$ 1.3 billion losses from exposure to inflation compared to AR$ 854.7 million in 1Q23, and iii) an AR$314.2 million charge in Loan loss provisions compared to AR$8.8 million in 1Q23.

Attributable Net Income at the Corporate Banking segment amounted to AR$1.3 billion in 2Q23, compared to a loss of AR$281.4 million in 2Q22 and a gain of AR$1.0 billion in 1Q23.

Loan loss provisions recorded a charge of AR$314.2 million in 2Q23 compared to charge of AR$1.1 billion in 2Q22 and AR$8.8 million in 1Q23. These amounts reflect low levels of delinquency in the segment. The level of provisioning as of June 30, 2023 reflects IFRS9 expected loss models.

As of June 30, 2023, 40% of the commercial non-performing loan portfolio was collateralized compared to 76% as of March 31, 2023. The decrease in the quarter reflects the upgrade of a guaranteed corporate customer from stage 3 to stage 2 situation.

Total deposits from corporate customers amounted to AR$118.0 billion, up 18.2% YoY and 45.8% QoQ.

Treasury segment

The Treasury segment is primarily responsible for the allocation of the Bank's liquidity according to the needs and opportunities of the Personal and Business Banking and the Corporate Banking segments as well as its own needs and opportunities. The Treasury segment implements the Bank's financial risk management policies, manages the Bank's trading desk, and develops businesses with wholesale financial and non-financial clients.

Profit (Loss) before Income tax of AR$11.9 billion gain compared to AR$7.8 billion in 2Q22 and AR$6.9 billion in 1Q23. The Treasury Segment showed a AR$ 8.3 billion, loss from exposure to inflation compared to AR$6.3 billion loss in 2Q22, while Net Financial Income increased 29.5%, or AR$ 5.5 billion, due to higher spread on higher volumes of the investment portfolio following the increase in monetary policy interest rate. QoQ, Net Financial Income increased 50.7%, or AR$ 8.2 billion, and Loss from exposure to inflation increased AR$3.6 billion.

During 2Q23, the Treasury Segment reported an Attributable Net income of AR$7.8 billion, compared to AR$5.4 billion gains in 2Q22 and AR$4.2 billion in 1Q23.

Consumer Finance

During 2022 the Company consistently executed on the key strategic pillars of its strategy designed to improve ROE while operating in an increasingly adverse macroeconomic environment, with inflation at the highest level in decades and loan demand at all-time lows. In this context, the Company implemented a major restructuring of IUDU with the goal of running a more efficient operation and merged the entire IUDU customer base to Banco Supervielle. At the same time, the Company has slowed down loan origination focusing on improving asset quality in this middle to low-income customer segment.

The transfer of IUDU’s customers and back-office to the Bank was completed in 4Q22.

Accordingly, on December 14, 2022, Banco Supervielle S.A. entered into a merger by absorption commitment, with IUDU Compañía Financiera S.A. and Tarjeta Automática S.A., as absorbed companies. This merge will simplify the corporate structure and will complete the integration that began in September 2022. Said decision was approved by the respective Shareholders´ meetings but is subject to the approval by the Central Bank of Argentina.

Attributable Net Income (Loss) at IUDÚ registered a net loss of AR$88.3 million compared to net loss of AR$3.2 billion in 2Q22 and AR$48.2 million in 1Q23.

In 3Q22, IUDU adopted IFRS 9 for the fiscal year beginning on January 1, 2022, and IFRS 9 transition date was scheduled for January 1, 2021. For comparative purposes, and according to IAS 8, changes in accounting policies were applied retrospectively to 2021 quarters and full year and 2022 first and second quarters, and therefore reported figures and applicable ratios have been restated.

In 4Q22, 192.000 customers, and a total loan portfolio of AR$ 14 billion was transferred to the Bank.

As of March 31, 2023, the IUDÚ and TA headcount was reduced by 277 employee’s YoY and 3 employees QoQ to 5 employees.

Insurance segment

Through Seguros Supervielle, the Company offers a wide range of insurance to all its clients. These are marketed through its network of bank branches, digital channels, and its own specialized sales force to serve two major customer segments (Senior Citizens - Entrepreneurs and SMEs).

Through its insurance subsidiary, the Company covers the needs of its individual clients, of which 50% belong to the identité, mass affluent, and consumer segments, and the remaining 50% correspond to the senior citizen segment. This distribution led the Company to create a personalized life insurance for this last segment, which has become a clear differentiator in the market and a great competitive advantage.

In addition to this product, the Company’s focus is on the commercialization of Home, Technology, and Auto insurances. The latter was incorporated in 2020 when Grupo Supervielle formed a strategic alliance with the digital broker 123Seguro under a white-label mode, aiming to expand the sale of car insurance to all its customers through a wide range of top-tier companies.

Understanding that its clients’ needs are constantly evolving, the Company adapts and continually creates new products to accompany their journey. Accordingly, the Company has added insurances for pets, bicycles, and an exclusive insurance for cell phones, among others.

In 2019, with the aim of enhancing the value proposition for all corporate clients, the Company created Supervielle Broker. Its purpose is to offer a wide range of products to clients in the Entrepreneur and SMEs, and Medium and Large Companies segments for proper coverage of their risks at competitive prices with the leading insurers in the market.

Attributable Net income of the Insurance Segment in 2Q23 was AR$386.6 million, compared to AR$156.0 million in 2Q22 and AR$326.6 million in 1Q23. The YoY performance reflects: i) a 188.6%, or AR$ 644.4 million, increase in Net Financial Income due to higher yield on higher investment portfolio volumes, and ii) a 4.8%, or AR$ 43.1 million, decrease in expenses. These were partially offset by a 13.0%, or AR$ 206.8 million, decrease in Net Service Fee Income.

The QoQ performance reflects: i) a 58.8%, or AR$ 364.9 million, increase in Net Financial Income due to higher yield on higher investment portfolio volumes, and ii) a 2.5%, or AR$ 21.9 million, decrease in expenses. These were partially offset by a 26.2%, or AR$ 490.5 million, decrease in Net Service Fee Income.

Gross written premiums measured in the unit at the end of the reporting period decreased 19.2% QoQ, with non-credit related policies decreasing 16.0% QoQ. Claims paid measured in the unit at the end of the reporting period decreased AR$96.0 million.

Combined ratio was 70.3% in 2Q23, compared to 59.0% in 1Q23 and 63.0% in 2Q22. The QoQ increase in the combined ratio is explained by lower gross written premiums and higher general expenses partially offset by the decrease in claims paid.

Profit before Income tax of the Insurance Segment in 2Q23 was AR$432.9 million, decreasing 31.3% QoQ and 3.7% YoY.

Asset management & Other segments

Supervielle offers a variety of other services to its customers, including mutual fund products through Supervielle Asset Management, retail brokerage services through IOL invertironline, non-financial products through Espacio Cordial Servicios and until February 2023 offered payment solutions to retailers through Bolsillo Digital S.A.U.

In 2Q23, Profit before Income tax, was AR$1.4 billion compared to AR$191.5 million in 2Q22, and AR$887.2 million in 1Q23. The QoQ performance reflects: i) a 11.3%, or AR$272.8 million, increase in Net Service Fee Income, ii) a 42.0%, or AR$ 187.0 million, increase in Net Financial Income, and iii) a AR$124.3 million decrease in the loss from exposure to inflation. The sequential improvement in Net Service Fee Income reflects higher revenues from IOL invertironline and higher fees in the asset management business. YoY performance reflects a 57.3%, or AR$ 976.3 million, increase in Net Service Fee Income and a 29.4%, or AR$ 143.8 million, increase in Net Financial Income.

Net Income of the Asset Management Segment & Other Segments amounted to AR$1.2 billion compared to AR$191.5 million in 2Q22, and AR$437.6 million in 1Q23.

As of June 30, 2023, the Asset Management business carried out through the Company’s subsidiary, SAM, recorded AR$202.5 billion in Assets Under Management (AuM) measured in currency as of June 30, 2023, compared to AR$198.5 billion as of March 31, 2023, and AR$181.3 billion as of June 30, 2022.

As a result of new investment products features offered to our customer through online and mobile banking, retail customers' AUM increased 55% QoQ and 287% YoY. Active retail customers increased 222% QoQ and 548% YoY.

IOL active customers increased to 223,841 as of June 30,2023, while daily average revenue trades increased 45.6% sequentially and 243.4% YoY driving higher revenues in 2Q23 than in previous quarters.

As of June 30, 2023, the online brokerage business developed through IOL invertironline, continued to expand its customer base, and opened 87,633 new accounts from 27,499 and 27,772 new accounts in 4Q22 and 1Q22 respectively. In turn, IOL active customers increased to 223,841 from 136,890 as of March 31, 2023, and 102,511 as of June 30, 2022. Moreover, Assets Under Custody (AuC) increased 64.0% QoQ in nominal terms and 32.5% in real terms, and 275.6% YoY in nominal terms and 74.2% in real terms.

Credit ratings

Banco Supervielle Credit Ratings

1.	On October 5, 2022, Fitch Ratings has affirmed the Bank’s Foreign Currency and Local Currency Long-Term Issuer Default Ratings (IDRs) at CCC. Later on, on October 26, 2022, Argentina was downgraded to CCC and consequently on November 2, 2022, Fitch Ratings has taken action on Argentine financial institutions, including Banco Supervielle, downgrading its rating to CCC- from CCC. On August 7, 2023, Fitch Ratings confirmed the Bank’s Foreign Currency and Local Currency Long-Term Issuer Default Ratings (IDRs) at CCC-.

2.	On July 27, 2023, Fix Scr (Argentine affiliate of Fitch Group) has affirmed a local long-term national scale rating for Banco Supervielle as AA- (Arg) and confirmed its stable long-term perspective due to the adequate asset quality, comfortable liquidity ratios and its market positioning.

Key Events During the quarter

Annual General Meeting

On April 27, 2023, Grupo Supervielle held its Annual General Meeting of Shareholders and approved all the proposals submitted by the Board of Directors, including:

●	Annual and consolidated financial statements for the financial year ended December 31, 2022,
●	Appointment of members of the board of directors,
●	Consideration of the results for the fiscal year ended December 31,2022 and destination of unallocated results as of December 31, 2022 (loss of thousands of AR$7,929,040) proposed to be fully absorbed against a facultative reserve of thousand AR$3,781,173, a legal reserve of thousand AR$1,035,973 and an issue premium of thousand AR$3,111,894,
●	Consideration of the Integrated Report as of 2022, and
●	Election of Price Waterhouse Coopers as the company’s independent auditor.

The following table shows the new composition of the board of directors:

Name	Title	Date of expiration of current term
Julio Patricio Supervielle	Chairman of the Board	December 31, 2024
Emérico Alejandro Stengel	First Vice-Chairman of the Board	December 31, 2023
Atilio Dell’Oro Maini	Second Vice-Chairman of the Board	December 31, 2024
Eduardo Pablo Braun*	Director	December 31, 2024
José María Orlando *	Director	December 31, 2023
Laurence Nicole Mengin de Loyer**	Director	December 31, 2023
Hugo Enrique Santiago Basso	Director	December 31, 2024

* Independent directors according to CNV Rules and NYSE Rules.

** Non-Independent director according to CNV Rules. However, is independent according to the U.S. federal securities law and the NYSE standards and NYSE Rules.

Banco Supervielle launched the “Inversión Rápida” investment feature in the Supervielle app.

On April 12, 2023, Banco Supervielle announced that its “Inversión Rápida” (quick investment) feature, which was already available in its Home Banking since the beginning of 2023, was also available in the Supervielle App. Initially, this feature allowed to easily and rapidly invest in mutual funds to help protect transactional funds against inflation, and was available 24 hours from Monday to Friday.

Starting June 3, 2023, the timeframe customers can invest in money market funds through the App and Online Banking was expanded to 24 hours 7 days a week, positioning Supervielle as the first bank to offer this convenient service.

Subsequent Events

ANSES Regulation 151/2023

Since 1996, Banco Supervielle has acted as one of the payment agents in relation to the payment of pensions and benefits to Senior Citizens and pensioners on behalf of the government under a contract with ANSES. The provision of this service allows the Bank to access a group of potential customers for financial services.

The contract with ANSES is an agreement that must be signed by any bank intending to pay pensions or benefits on behalf of ANSES. On July 25, 2023, ANSES issued resolution nr. 151/2023 that rules the new procedure for the payment of social benefits and establishes new requirements such as: the elimination of the Proof of Life requirement, the installation of seats in the Senior Citizens service Centers and the maintenance of a minimum number of human cashiers. The Bank is in the process of being summoned to sign this new agreement with ANSES. Banco Supervielle has been investing in cutting-edge service models and products that facilitate the operations for its senior citizens and pensioners clients, and is prepared to continue offering its services within the framework of the new contract and to remain a leading bank in the provision of Pension Services Payments.

ESG News

During the quarter, the Company’s subsidiary Supervielle Asset Management (SAM), launched an Environmental, Social, and Governance (ESG) Mutual Fund in Argentina with the aim of facilitating financing for companies with sustainable development projects. With this fund, aimed at investors with a moderate risk profile, Supervielle has captured AR$1.3M since its launch. The Company continues to promote more sustainable business practices and foster the transition to a greener and socially responsible economy.

Appendix I: Investment securities classification and accounting methodology.

Below is a breakdown of the securities portfolio held as of June 30, 2023, between securities held for trading purposes, securities held to maturity, and securities available for sale.

1.	Includes securities denominated in AR$ and US$
2.	Includes AR$23 billion BOTE.
3.	Boncer in Guarantee
4.	US$ linked government securities in Guarantee

Since 2Q23, the Company classifies all holdings of Central Bank Securities as Held to maturity. Until March 2023 most of these securities were classified as Available for sale. Central Bank Securities have an average tenor of 14 days.

The accounting methodology is different for each security class.

a)	Amortized cost (“Held to maturity”): Assets measured at amortized cost are those held for the purpose of collecting contractual cash flows. Interest income is recognized in net interest margin. Assets in this category include the Company’s loan portfolio and certain government and corporate securities.

b)	Fair value through other comprehensive income (“Available for sale”): Assets measured at fair value through other comprehensive income are those held for the purpose of both collecting contractual cash flows and selling financial assets. Interest income is recognized in net interest margin in the income statement, while changes in fair value are recognized in other comprehensive income.

c)	Fair value through profit or loss (“Held for trading”): Assets measured at fair value through profit or loss are those held for the purpose of trading financial assets. Changes in fair value are recognized in the "Net income from financial instruments" line item of the income statement.

Appendix II: Assets & Liabilities. Repricing dynamics

As of June 30, 2023, AR$ liabilities repriced on average in 33 days compared to 32 days as of the close of the previous quarter. Portfolio repricing dynamics as of June 30, 2023, show that AR$ total Assets are fully repriced in 92 days, while AR$ loans are fully repriced in an average term of approximately 139 days.

Appendix III: Definition of ratios

Net Interest Margin: Net interest income + Net income from financial instruments at fair value through profit or loss + Result from recognition of assets measured at amortized cost + Exchange rate differences on gold and foreign currency, divided by average interest-earning assets.

Net Fee Income Ratio: Net services fee income + Income from insurance activities divided by the sum of Net interest income + Net income from financial instruments at fair value through profit or loss + Result from recognition of assets measured at amortized cost + Exchange rate differences on gold and foreign currency, net services fee income, income from insurance activities, other net operating income and turnover tax.

ROAE: Attributable Net Income divided by average shareholders’ equity, calculated daily and measured in local currency.

ROAA: Attributable Net Income divided by average assets, calculated daily and measured in local currency.

Efficiency Ratio: Personnel, Administrative expenses and Depreciation & Amortization divided by the sum of Net interest income + Net income from financial instruments at fair value through profit or loss + Result from recognition of assets measured at amortized cost + Exchange rate differences on gold and foreign currency, net services fee income, income from insurance activities, other net operating income and turnover tax.

Loans to Total Deposits: Loans and Leasing before allowances divided by total deposits.

Regulatory Capital/ Risk Weighted Assets:  Regulatory capital divided by risk weighted assets.

Cost of Risk: Annualized loan loss provisions divided by total financing (Loans, Leasing, and off-balance guarantees granted to corporate customers as guaranteed SMEs bonds, “Pagares Bursatiles” and foreign trade transactions as of end of the reported period).

Cost of Risk, net: Annualized loan loss provisions + Credits recovered and disaffected provisions divided by total financing as of the end of the reported period.

Appendix IV: Regulatory Environment

The following table provides a summary of the most relevant regulations currently in place, that are impacting the Company business. A more detailed description of regulations is also included hereunder, grouped by topic, to facilitate the understanding.

Regulation	Description	Limit
Monetary Policy rate	28-days Leliq rate	118.0%
Central Bank Repo transactions rate	1-day term passive repo rate	111.0%
Time Deposits minimum interest rate	Deposits below AR$30 million*	118.0%
	Deposits above AR$30 million*	111.0%
Cap on Credit Cards financing	Balances financed up to AR$200,000	107% (86% in June 2023, 80% in May 2023, 77% until April 2023, 71.5% in September 2022, 62% in August 2022, 57% in July 2022, 54% in June 2022, 51% until May 2022, 49% until March 22, 2022)
	Balances financed over AR$200,000	Not limited
Mandatory Credit Lines (MCL)	The average balance of mandatory credit loans in the period, shall reach a 7.5% of the average balance of deposits from private sector in March 2023	30% credit line to finance investments at 97% rate since August 15, 2023 70% working capital credit line at 109% rate since August 15, 2023
UVA. Mortgage Loans	Installment limit	UVA loan to be paid may not exceeds 35% of customer monthly income
Limit to net holdings of Leliqs	Limit to total holding	Monthly average balance of Time Deposits from the private sector of the previous month
Dividends	Prohibition of payment

On March 9, 2023, the Central Bank authorized financial entities to distribute results for up to 40% of the accumulated retained earnings until December 31, 2022. This distribution can be made from April 1, 2023 until December 31, 2023, prior Central Bank approval, in 6 equal, monthly and consecutive installments

Net Global Position (NGP)	Special cash position

NGP may not exceed the minimum between the cash position at November 4, 2021 and the monthly average of daily balances registered in October 2021, without considering the securities issued by residents that had been considered. Excluding this special cash position, NGP is limited to a 4% maximum long position.

Liquidity ratios	Liquidity Coverage Ratio Net Stable Funding Ratio	LCR>=1 NSFR>=1

*Until April 2023 the minimum interest rate paid applied for time deposits up to AR$10 million. Since April 26, 2023, the minimum interest rate paid was ruled for time deposits up to AR$30 million. Most retail time deposits are below the AR$30 million threshold

On August 12, 2022, through Com A 7579, the Central Bank established that the entity would offer 1-day Repo instruments to Mutual Funds. The interest rate is established by the Central Bank.

Interest Rates

On January 6, 2022, the Central Bank implemented changes in monetary policy instruments and modified the interest rate scheme. Through this decision the Central Bank increased interest rates and created a new LELIQ with a term of 180 days. Moreover, the Central Bank increased the limits of net holdings of 28 days LELIQs to 100% of time deposits held by each entity.

On February 18, 2022, the Central Bank created a new instrument of monetary policy, the 180 days Notaliq (Liquidity Notes) at a floating interest rate equivalent to the effective annual yield of the 28 days LELIQs.

In August 2022, the Central Bank created a new instrument of monetary policy, US$ Notaliq (Liquidity Notes nominated in US$) to be set up for financial entities with funds deposited in special account for the prefinancing of exports.

●	Time Deposits Minimum Rate:

The Central Bank ruled minimum interest rates to be paid by financial institutions to time deposits:

o	Since April 20, 2020, time deposits up to AR$1 million made by individuals have a minimum interest rate, initially equivalent to the 70% of the average LELIQ’s rate tendering during the week prior to the date in which the deposit was made. (Communication “A” 6980).

o	On April 30, 2020, the amount was extended to time deposits up to AR$4 million and on May 18, 2020, through Central Bank Communication “A” 7018, this rule was extended to all time deposits to clients of the private non-financial sector, without limit in amount.
o	On June 1, 2020, the minimum interest rate to be paid to time deposits was increased from 70% to 79% of the average LELIQ’s rate (Communication “A” 7027)
o	On August 1, 2020, Central Bank stated an additional increase on interest rate to be paid to retail Time Deposits up to AR$1 million from 79% to 87% of the average LELIQ’s rate.
o	On October 9, 2020, Central Bank decreased 100 bps from 38% to 37% the LELIQs interest rate and increased the coefficients used to calculate the term deposit floor rate for individuals up to AR$1 million to leave that rate at 89.4% of average LELIQ’s rate.
o	On October 15, 2020, Central Bank decreased 100 bps from 37% to 36% the LELIQs interest rate and stated an additional increase on interest rate to be paid to retail Time Deposits up to AR$1 million from 89.4% to 91.9% of the average LELIQ’s rate. Interest rate paid to retail Time Deposits below AR$1 million of 34%, and 32% for the rest.
o	On November 13, 2020, Central Bank stated an additional increase on interest rate to be paid to retail Time Deposits up to AR$1 million from 91.9% to 94.4% of the average LELIQ’s rate. The minimum interest rate to be paid to retail Time Deposits below AR$1 million was 37%, and 34% for the rest of time deposits.
o	On January 6, 2022, Central Bank stated an additional increase on interest rate to be paid to retail Time Deposits below AR$10 million from 94.4% to 97.5% of the average LELIQ’s rate. The minimum interest rate to be paid to Time Deposits below AR$10 million was 39%, and 37% for the rest of time deposits.
o	On February 17, 2022, and following the increase in monetary policy rates, the Central Bank stated an additional increase on interest rate to be paid to retail Time Deposits below AR$10 million from 97.5% to 97.6% of the average LELIQ’s rate. The minimum interest rate to be paid to Time Deposits below AR$10 million was 41.5%, and 39.5% for the rest of time deposits.
o	On March 22, 2022, and following the increase in monetary policy rates, the Central Bank stated an additional increase on interest rate to be paid to retail Time Deposits below AR$10 million from 97.6% to 97.75% of the average LELIQ’s rate. The minimum interest rate to be paid to Time Deposits below AR$10 million was 43.5%, and 41.5% for the rest of time deposits.
o	On April 13, 2022, and following the increase in monetary policy rates, the Central Bank stated an additional increase on interest rate to be paid to retail Time Deposits below AR$10 million from 97.75% to 97.87% of the average LELIQ’s rate. The minimum interest rate to be paid to Time Deposits below AR$10 million was 46%, and 44% for the rest of time deposits.
o	On May 12, 2022, and following the increase in monetary policy rates, the Central Bank stated an additional increase on interest rate to be paid to retail Time Deposits below AR$10 million from 97.87% to 97.96% of the average LELIQ’s rate. The minimum interest rate to be paid to Time Deposits below AR$10 million was 48%, and 46% for the rest of time deposits.
o	On June 16, 2022, and following the increase in monetary policy rates, the Central Bank stated an additional increase on interest rate to be paid to retail Time Deposits below AR$10 million from 97.96% to 101.92% of the average LELIQ’s rate. The minimum interest rate to be paid to Time Deposits below AR$10 million was 53%, and 50% for the rest of time deposits.
o	On July 28, 2022, and following the increase in monetary policy rates, the Central Bank stated an additional increase on interest rate to be paid to retail Time Deposits below AR$10 million. The minimum interest rate to be paid to Time Deposits below AR$10 million was 61% (101.67% of the average LELIQ’s rate), and 54% for the rest of time deposits.
o	On August 12, 2022, and following the increase in monetary policy rates, the Central Bank stated an additional increase on interest rate to be paid to retail Time Deposits below AR$10 million. The minimum interest rate to be paid to Time Deposits below AR$10 million was 69.5% (100.0% of the average LELIQ’s rate), and 61% for the rest of time deposits.
o	On September 15, 2022, and following the increase in monetary policy rates, the Central Bank stated an additional increase on interest rate to be paid to Time Deposits. The minimum interest rate to be paid to Time Deposits below AR$10 million is 75.0% (100.0% of the average LELIQ’s rate), and 66.5% for the rest of time deposits.

o	On March 16, 2023, and following the increase in monetary policy rates, the Central Bank stated an additional increase on interest rate to be paid to Time Deposits. The minimum interest rate to be paid to Time Deposits below AR$10 million is 78.0% (100.0% of the average LELIQ’s rate), and 69.5% for the rest of time deposits.
o	On April 20, 2023, and following the increase in monetary policy rates, the Central Bank stated an additional increase on interest rate to be paid to Time Deposits. The minimum interest rate to be paid to Time Deposits below AR$10 million is 81.0% (100.0% of the average LELIQ’s rate), and 72.5% for the rest of time deposits.
o	On April 27, 2023, and following the increase in monetary policy rates, the Central Bank stated an additional increase on interest rate to be paid to Time Deposits. The minimum interest rate to be paid to Time Deposits below AR$30 million is 91.0% (100.0% of the average LELIQ’s rate), and 85.5% for the rest of time deposits.
o	On May 15, 2023, and following the increase in monetary policy rates, the Central Bank stated an additional increase on interest rate to be paid to Time Deposits. The minimum interest rate to be paid to Time Deposits below AR$30 million is 97.0% (100.0% of the average LELIQ’s rate), and 90% for the rest of time deposits.
o	On August 14, 2023, and following the increase in monetary policy rates, the Central Bank stated an additional increase on interest rate to be paid to Time Deposits. The minimum interest rate to be paid to Time Deposits below AR$30 million is 118% (100.0% of the average LELIQ’s rate), and 111% for the rest of time deposits.

●	LELIQ Interest Rates
o	On November 12, 2020, Central Bank raised 200 bps LELIQs from 36% to 38%.
o	On January 6, 2022, Central Bank raised 200 bps 28-days LELIQs from 38% to 40% and created a new 180 days LELIQs with an interest rate of 44%.
o	On February 17, 2022, the Central Bank increased to 42.5% the interest rate for 28-days LELIQ and to 47% for 180-days LELIQ.
o	On March 22, 2022, the Central Bank increased to 44.5% the interest rate for 28-days LELIQ.
o	On April 13, 2022, the Central Bank increased to 47% the interest rate for 28-days LELIQ.
o	On May 12, 2022, the Central Bank increased to 49% the interest rate for 28-days LELIQ.
o	On June 16, 2022, the Central Bank increased to 52% the interest rate for 28-days LELIQ.
o	On July 28, 2022, the Central Bank increased to 60% the interest rate for 28-days LELIQ.
o	On August 12, 2022, the Central Bank increased to 69.5% the interest rate for 28-days LELIQ.
o	On September 15, 2022, the Central Bank increased to 75% the interest rate for 28-days LELIQ.
o	On March 16, 2023, the Central Bank increased to 78% the interest rate for 28-days LELIQ.
o	On April 20, 2023, the Central Bank increased to 81% the interest rate for 28-days LELIQ.
o	On April 27, 2023, the Central Bank increased to 91% the interest rate for 28-days LELIQ.
o	On May 15, 2023, the Central Bank increased to 97% the interest rate for 28-days LELIQ.
o	On Aug 14, 2023, the Central Bank increased to 118% the interest rate for 28-days LELIQ.

●	Notaliq Interest Rates
o	On February 18, 2020, set a floating interest rate equivalent to the effective annual yield of the 28 days LELIQs.

●	Repo transactions Interest Rates
o	On August 16, 2022, the Central Bank started to offer one-day repo transactions at fixed interest rate to be allocated to Mutual Funds.
o	On January 23, 2023, the Central Bank set the interest rate of the mutual funds passive rate at the equivalent of 95% of the rate in effect for 1-day term passive rate with financial institutions. On January 26, 2023, the Central Bank reduced the interest rate to the equivalent of 85% of the rate in effect for 1-day term passive rate with financial institutions.
o	Since May 17, 2023, the 1-day term passive rate with financial institutions is 91%.
o	Since August 15, 2023, the 1-day term passive rate with financial institutions is 111%.

●	Credit Card Financing Maximum Interest Rates

Interest rates on credit card financing may not exceed an annual nominal rate of 107% since August 2023This rate was previously 86.0% since June 2023, 80.0% in May 2023, 77.0% until April 2023, 71.5% until September 15, 2022, 62% until August 12, 2022, 57% until July 28, 2022, 54% until June 21, 2022, 51% until May 12, 2022, 49% until March 22, 2022, and 43% until December 31, 2021 since March 2020. Since February 2021, the cap on interest rate for credit cards financing, applies only to balances financed up to AR$ 200,000. Interest rate on credit card financing over AR$200,000 is not capped.

The Central Bank established that the limit on Compensatory Interest for Financing linked to credit cards will not apply when the account balance for the month records financing in foreign currency greater than US$ 200. The interest rate may not exceed 25% of the rate applied to personal loan credit lines for customers.

On June 30, 2022, the Central Bank, through Com A 7535 established that financial entities and non-financial credit providers will not be able to finance in installments the purchases of their customers of tickets to travel abroad, tourist services abroad and products abroad that are received through the postal delivery system without commercial purpose.

Credit Lines and Loans to SMEs at preferential rates. Deferral programs.

To mitigate the economic impact of the Covid-19 health crisis, the government and the Central Bank ruled along 2020 and 2021 different measures related to credit lines. The regulations that have been extended in 2021, 2022 and 2023 are the ones related to mandatory loans to SMEs, as a percentage of deposits from the non-financial private sector in pesos.

●	Credit Lines to SMEs at preferential interest rates:

1)	In April 2020, the Central Bank promoted loans granted at a 24% preferential interest rate, to assist SMEs with payroll payments and working capital needs. The Central Bank also allowed financial institutions to deduct a portion of the amount of loans granted from the minimum reserve requirements. The national government by means of Decree 326/2020 created a fund of specific application within the FOGAR (acronym in Spanish for Fondo de Garantías Argentino), with the aim of backing financings provided to SMEs by financial entities to pay salaries. On October 15, 2020, through Communication “A” 7140, the Central Bank established that this Credit Line applied only for the Emergency Work Assistance Program and Production (ATP). On November 5, 2020, through Communication “A” 7157, the Central Bank cancelled the obligation to grant financing to SMEs within the framework of the ATP.

2)	In late April 2020, through Communication “A” 6993, the Central Bank ruled the Zero interest rate financing program granted through credit cards in subsequent 3 disbursements, to some eligible customers. These loans had a 12-month tenor and a six-month grace period. The FOGAR guaranteed these loans and the Fondo Nacional de Desarrollo Productivo (FONDEP) recognized a 15% annual nominal rate to financial institutions on disbursed financings. This program was extended until September 30, 2020. Later on, the Zero interest rate program was extended to Culture loans, with a tenor of 24 months and a 12-month grace period. The 0% interest rate included in the initial program was changed in the subsequent program, to an interest rate of 27% or 33% which depended on the level of YoY sales variation as impacted by the pandemic.

3)	On October 15, 2020, through Communication “A” 7140, the Central Bank promoted two new credit lines at a preferential rate for companies, in addition to the existing 24% credit line to SMEs. The two new credit lines were: i) a 30% interest rate credit line to fund capital goods acquisitions and investments in the construction sector, and ii) a 35% credit line to finance working capital needs from SMEs. The 30% interest rate credit line should represent 30% of total origination under this rule. On January 6, 2021, through Communication “A” 7197, the Central Bank ruled that a 65% amount of credit lines granted to finance working capital needs from SMEs disbursed since October 16, 2020, could be applied to achieve the abovementioned 30% of total origination of the 30% interest rate credit line. On February 25, 2021, through

Communication “A” 7227, the Central Bank increased from 65% to 100% the amount of credit lines granted to fund working capital needs from SMEs disbursed since October 16, 2020, that could be applied to achieve the required origination of the 30% interest rate credit line.

4)	On September 23, 2021, through Communication “A” 7369, the Central Bank established the 2021/2022 quota for credit lines at preferential rates for companies.

Credit lines for investments: Financial entities could consider those granted for the acquisition of utility vehicles, wheeled vehicles, and aircraft only when these were of national origin and directly and exclusively affect the activity of the applicant.

Working capital and discount of deferred payment checks and other documents, and to the extent that the funds were allocated to activities included within the services of "hotels and restaurants" and "entertainment, cultural and sports”, financial entities could consider within this line, loans that had a 6-month grace period.

In addition, the Central Bank ruled that the balance of credit lines to SMEs at 41% and 35% interest rates should be equivalent to a minimum of 7.5% of the September 2021 average balance of deposits from private sector.

On January 6, 2022, the Central Bank increased from 35% to 41% the interest rate to be charged on credit lines to fund working capital needs for those loans granted since January 10, 2022.

5)	On March 22, 2022, through Communication “A” 7475, the Central Bank established the 2022 quota for credit lines at preferential rates for SMEs. Financial entities must maintain, from April 1, 2022 and until September 30, 2022, a balance of loans at least equivalent to 7.5% of its deposits from the non-financial private sector in pesos.

On March 22, 2022, the Central Bank increased from 41% to 43% the interest rate to be charged on credit lines to fund working capital needs and increased from 30% to 35% the interest rate on credit lines to fund capital goods acquisition. These increases apply for those loans granted since March 23, 2022.

On May 13, 2022, the Central Bank increased from 43% to 47.5% the interest rate to be charged on credit lines to fund working capital needs and increased from 35% to 37% the interest rate on credit lines to fund capital goods acquisition. These increases apply for those loans granted since May 13, 2022.

On June 16, 2022, the Central Bank increased to 52.5% the interest rate to be charged on credit lines to fund working capital needs and increased from 37% to 42% the interest rate on credit lines to fund capital goods acquisition. These increases apply for those loans granted since June 21, 2022.

On July 28, 2022, the Central Bank increased to 58% the interest rate to be charged on credit lines to fund working capital needs and increased to 50% the interest rate on credit lines to fund capital goods acquisition. These increases apply for those loans granted since July 29, 2022.

On August 12, 2022, the Central Bank increased to 69% the interest rate to be charged on credit lines to fund working capital needs and increased from 50% to 59% the interest rate on credit lines to fund capital goods acquisition. These increases apply for those loans granted since August 12, 2022.

6)	On September 22, 2022, through Communication “A” 7612, the Central Bank established the 2022/2023 quota for credit lines at preferential rates for companies. Financial entities must maintain, a balance of loans at least equivalent to 7.5% of its daily average AR$ deposits from the non-financial private sector in September 2022.

On September 16, 2022, the Central Bank increased to 74.5% the interest rate to be charged on credit lines to fund working capital needs and increased from 59% to 64.5% the interest rate on credit lines to fund capital goods acquisition.

7)	On March 9, 2023, through Communication “A” 7475, the Central Bank established the 2023 quota for credit lines at preferential rates for SMEs. Financial entities must maintain, from April 1, 2023 and until September 30, 2023, a balance of loans at least equivalent to 7.5% of its daily average AR$ deposits from the non-financial private sector in March 2023.

On April 20, 2023, the Central Bank increased to 77.5% the interest rate to be charged on credit lines to fund working capital needs and increased from 64.5% to 67.5% the interest rate on credit lines to fund capital goods acquisition.

On April 27, 2023, the Central Bank increased to 86.5% the interest rate to be charged on credit lines to fund working capital needs and increased from 67.5% to 74.5% the interest rate on credit lines to fund capital goods acquisition.

On May 15, 2023, the Central Bank increased to 88% the interest rate to be charged on credit lines to fund working capital needs and increased from 74.5% to 76% the interest rate on credit lines to fund capital goods acquisition.

On August 15, 2023, the Central Bank increased to 109% the interest rate to be charged on credit lines to fund working capital needs and increased from 76% to 97% the interest rate on credit lines to fund capital goods acquisition.

●	UVA loans installments

On March 30, 2020, the National Government established by means of the Decree 319/2020, the freezing of amortization payments for mortgage loans if the mortgaged property was the only and permanent residence of the debtor, until September 30, 2020. The Decree also resolved the freezing of UVA car loans (créditos prendarios) and the suspension of mortgage foreclosures until September 30, 2020. The debit balance resulting from the freezing of the installment increases will be paid in three consecutive monthly installments, upon request by the borrower. On September 25, 2020, the National Government through the Decree 767/2020 extended these measures until January 31, 2021, and stated that housing mortgage loans should adopt between February 2021 and until July 31, 2022, a plan to make those installments frozen at March 2020 UVA value, to converge again to actual UVA. These measures were subsequently extended by virtue of Decree 66/2021 until March 31, 2021. Although these restrictions are no longer in force, Communication “B” 12123 and Communication “A” 7270 established that financial institutions should enable an instance to consider the situation of those customers in which the installment of the UVA loan to be paid exceeds 35% of their monthly income.

Limits to net holdings of LELIQs

LELIQ Holdings related to		Limits on LELIQs holdings
Limited holdings of LELIQs & Notaliqs	From March 19 to April 30, 2020	Shall not exceed 90% of the total holdings as of March 19, 2020
	Since October 2, 2020	Financial Entities shall reduce 20 percentage points the excess of the LELIQs compared to the average LELIQ balance in September 2020
Since November 13, 2020

Financial entities that maintain less than 10% of time deposits in pesos from the non-financial private sector with respect to the total deposits in pesos, will not be able to acquire LELIQ in excess of the net position and carry out 7-day repo operations with the Central Bank of the Argentine Republic.

Since January 7, 2022

The net position that financial entities may maintain in BCRA securities (LELIQ), including those effectively allocated to set up the minimum cash requirement in pesos will be for up to an amount equivalent to the average daily balance of time deposits in pesos of the non-financial private sector of the previous period.

	Since January 10, 2022	Certain financial institutions may hold longer tenure LELIQs
	Since February 18, 2022	Certain financial institutions may hold longer tenure NOTALIQs
Net Global Position	Since July 2020	Increased holdings of LELIQs in excess of the difference between the maximum 4% limit on the Net Global Position and the daily average term position of the current months
Since November 2021

On November 4, 2021, the Central Bank, through Communication “A” 7395 limited the Bank´s fx spot position without including forwards and securities excluding those issued by residents until November 30. It should not exceed the minimum between the spot position as of November 4, 2021, and the October 2021 average.

The LELIQs held in reverse REPOs with the BCRA are not taken into consideration for the net position limit.

Minimum Cash Reserve Requirements

Amid the Covid-19 pandemic outbreak, the Central Bank eased minimum cash reserve requirements by increasing the amount of deductions allowed to reduce reserve requirements. On March 31, 2021, the Central Bank ruled additional deductions allowed to reduce reserve requirements.

Most relevant deductions include:

Deduction
Loans granted (balances) to MiPyMES	To those loans granted until October 15, 2020[1]	40% (total balance granted to SMEs at 24% interest rates)
	To those loans granted since October 15, 2020	40% but only if the loan beneficiaries belong to sectors considered eligible for the ATP and that after March 19 did not import final consumer goods (except medical products or supplies).
	To those loans since November 6, 2020	24% of loans granted to SMEs at 27%
7% of loans granted to SMEs at 33%
	To those loans since April 1, 2022	7.5% of loans granted to SMEs
	To those loans since June 16, 2022	34% of loans granted to SMEs at 42%
	To those loans since July 29, 2022	40% of loans granted to SMEs at 50%
	To those loans since August 12, 2022	40% of loans granted to SMEs at 59%
	To those loans since September 16, 2022	40% of loans granted to SMEs at 64.5%
Total financing granted to eligible customers, at 0% interest rates		60%
Aggregate financings in Pesos granted under the “Ahora 12” program, with a limit of 6% over the items in Pesos subject to the Central Bank Rules of Minimum Cash	To those loans granted until September 30, 2020	35%
	To those loans granted Since October 1, 2020	50%
Loans granted in the previous months to human persons and SMEs which were not included by financial entities in the "Central de debtors of the financial system as of December 31, 2020		100%
Growth of Digital & Automatic Channels	To those financial Entities that have implemented the remote and face-to-face opening of the "Universal Free Account" (CGU)	0.25% of the total requirement (to those entities with 3% to 3.99% growth)
0.5% of the total requirement (to those entities with 4% to 4.99% growth)
0.75% of the total requirement (to those entities with more than 5%growth)

Note: 1 Effective from July 1,2020, also applies to loans granted to non-SMEs clients, if those funds are invested for the acquisition of machinery and equipment produced by local SMEs.

On May 14, 2020, the Central Bank ruled that 100% of cash reserve requirement corresponding to time deposits could be set up with LELIQs.

On May 28, 2021, through Com A 7295, the Central Bank established that Treasury bonds in pesos with a minimum duration of 180 days may also be used to set up minimum reserve requirements. In this way, and due to its voluntary nature, it is in the portfolio decisions of financial institutions whether or not to use this option, which diversifies the composition of their assets.

On September 22, 2022, through Com A 7611 the Central Bank established that National Treasury bonds in pesos maturing on May 23, 2027, may be used to set up 40% minimum reserve requirement for deposits constituted by Payment Service Providers (PSPs).

On September 27, 2022, through Com A 7614, the Central Bank established that the Dual Bonds may be used to set up minimum reserve requirements up to the limit allowed to be set up with Leliqs. Dual bonds should be valued at mark to market.

As of the date of this release, minimum reserve requirements on AR$ deposits are as follows:

Minimum Reserve Requirements	Cash	Leliq	Treasury Bonds	Total
Saving Accounts	40%	0%	5%	45%
Checking Accounts	40%	0%	5%	45%
Checking Accounts - Mutual Funds	0%	0%	0%	0%
Time Deposits	0%	27%	5%	32%

Related to US$ Deposits, minimum cash reserve requirements are 25% for Demand Deposits and 23% for time deposits of up to 29 days of residual term. This requirement is reduced as the term of deposits increases. For deposits with a residual term of between 30 and 59 days, the requirement is 17%, reduced to 11% for deposits with a residual term ranging from 60 to 89 days, to 5% for deposits with a residual term between 90 to 179 days, and to 2% for residual terms between 180 to 365 days. Deposits with a residual term exceeding 365 days will have no minimum cash requirement.

Liquidity & Capital

On March 19, 2020, the Central Bank ruled, through Communication “A” 6938, that group A financial institutions were allowed to consider as Tier 1 capital (COn1), when calculating minimum capital requirements, the positive difference between the accounting provision, calculated in accordance with point 5.5. of IFRS 9, and the regulatory provision, calculated in accordance with the standards on minimum loan loss provisions required, or the accounting provision as of November 30, 2019, the higher of both, that is, when the provision under IFRS is greater than the regulatory (or accounting as of that date). As of the date of this release, this provision is still in force.

Dividends

Through Communication “A” 6939 and further renewals, the Central Bank suspended until December 31, 2021 the distribution of dividends by financial entities.

Through Communication “A” 7421, the Central Bank authorized financial entities to distribute results for up to 20% of the accumulated retained earnings until December 31, 2021. This distribution could be made from January 1, 2022, until December 31, 2022, prior Central Bank approval, in 12 equal, monthly and consecutive installments.

On March 9, 2023, through Communication “A” 7719, the Central Bank authorized financial entities to distribute results for up to 40% of the accumulated retained earnings until December 31, 2022. This distribution could be made from April 1, 2023, until December 31, 2023, prior Central Bank approval, in 6 equal, monthly and consecutive installments.

These rules only apply to financial entities. Holding companies of financial entities are not subject to dividends restrictions.

Net Global Position of Foreign Currency

Financial entities are currently limited by the Central Bank in their Net Global Position of Foreign Currency. For negative positions, a financial entity may not exceed 30% of its Regulatory Capital, while for positive positions it may not exceed 5% of its Regulatory Capital.

Additionally, the spot cash position may not exceed 0% of the Regulatory Capital. The spot cash position is equal to the global position deducting:

1. The net position in forward transactions, cash to be settled, futures, options and other derivatives,

2. The net position of dollar-linked securities,

3. The positive difference between the balances of cash and the non-application of resources in foreign currency,

4. Pre-financing of exports whose funding in foreign currency is allocated to dollar-linked liabilities, and

5. Balance of guarantees constituted by operations with debit and credit cards abroad for up to an amount equivalent to five consecutive days of consumption.

On September 10, 2020, the Central Bank, through Communication “A” 7101 ruled that financial entities shall deduct, from the Net Global Position of Foreign Currency, the amount of the pre-financing of exports whose funding in foreign currency, for the same amount, is charged to liabilities in Argentine Pesos linked to the evolution of the value of the foreign currency.

On November 25, 2021, the Central Bank, through Communication “A” 7405 updated the percentage of the fx spot position, which as of December 1, 2021, should not exceed the amount equivalent to 0% of the minimum capital requirements.

Since December 2021, the guarantees constituted by Credit Cards transactions abroad for an amount equivalent to five calendar days of consumption are deducted from the spot cash position.

On July 13, 2022, the Central Bank, through Communication “A” 7545 established that financial entities shall deduct Dual currency Bonds to determine the Net Global Position in foreign currency.

Special treatment for debt instruments of the Non-Financial Public Sector

On December 31, 2019, the Central Bank, through Communication "A" 6847 provided a special treatment for debt instruments of the Non-Financial Public Sector, which were effective January 1, 2020, excluding the scope of application of IFRS 9 to non-financial public sector debt instruments.

Grupo Supervielle financial statements

Consolidated Balance Sheet Data (In millions of Ps. stated in terms of the measuring unit current at the end of the reporting period)	**jun 23**	**mar 23**	**sep 22**	**jun 22**	**mar 22**
Assets					
Cash and due from banks	61,926.6	71,341.3	72,929.0	61,362.6	86,784.5
Secuities at fair value through profit or loss	27,731.8	33,632.4	26,637.4	27,304.0	41,121.9
Derivatives	1,281.2	774.6	445.3	428.2	699.8
Repo transactions	162,345.3	31,002.6	32,519.2	16,916.0	15,343.6
Other financial assets	12,647.8	19,120.5	12,215.9	14,509.8	21,450.5
Loans and other financings	289,903.8	308,911.5	352,182.0	361,506.7	406,219.9
Other securities	344,958.3	340,574.4	417,659.8	372,770.9	458,751.5
Financial assets in guarantee	23,862.2	25,236.7	21,801.6	26,009.6	21,681.4
Current Income tax assets	1,695.4	1,281.2	1,470.8	1,813.2	1,718.5
Investments in equity instruments	448.9	531.8	757.3	680.5	506.6
Property, plant and equipment	26,257.9	27,448.4	27,685.9	30,298.1	30,904.1
Property investments	25,470.3	25,452.4	25,469.7	26,537.6	25,462.9
Intangible Assets	33,360.5	32,839.2	33,565.5	33,922.8	33,243.2
Deferred tax assets	14,311.8	16,821.4	17,918.0	10,841.3	12,604.1
Other non-financial assets	7,098.4	7,108.9	7,648.5	9,808.8	9,740.1
Total assets	**1,033,300.3**	**942,077.3**	**1,050,906.0**	**994,710.2**	**1,166,232.4**
Liabilities and shareholders' equity					
Deposits:	805,929.9	713,719.3	825,005.8	756,468.4	917,129.8
Non?financial public sector	93,281.9	34,947.3	41,954.4	41,411.7	53,114.3
Financial sector	33.8	71.4	152.8	110.0	251.6
Non?financial private sector and foreign residents	712,614.2	678,700.7	782,898.6	714,946.7	863,763.9
Liabilities at a fair value through profit or loss	675.3	2,563.7	3,223.3	699.2	4,984.6
Derivatives	-	0.8	-	-	-
Repo transactions	877.6	-	-	4,101.8	-
Other financial liabilities	26,578.9	35,093.1	27,281.6	32,320.3	42,846.2
Financing received from Central Bank and others	8,324.8	6,347.5	8,332.2	8,246.1	6,347.7
Medium Term Notes	-	-	845.9	985.4	1,177.1
Provisions	2,168.4	2,702.2	2,549.0	2,414.0	2,270.0
Deferred tax liabilities	192.1	275.5	274.3	136.6	69.5
Other non-financial liabilities	41,993.3	41,200.6	43,389.3	46,044.7	46,934.6
Total liabilities	**886,740.3**	**801,902.8**	**910,901.4**	**851,416.4**	**1,021,759.5**
Attributable Shareholders' equity	**146,444.3**	**140,063.7**	**139,893.6**	**143,180.4**	**144,358.7**
Non Controlling Interest	115.7	110.8	111.0	113.4	114.3
Total liabilities and shareholders' equity	**1,033,300.3**	**942,077.3**	**1,050,906.0**	**994,710.2**	**1,166,232.4**

Consolidated Balance Sheet Data - Non Restated Figures (In millions of Argentine Ps.)	**jun 23**	**dec 22**	**sep 22**	**jun 22**	**mar 22**
Assets					
Cash and due from banks	61,926.0	57,634.7	48,399.5	34,719.3	40,256.2
Securities at fair value through profit or loss	27,350.3	27,170.9	17,678.0	15,448.8	19,075.0
Derivatives	1,281.2	625.8	295.6	242.3	324.6
Repo transactions	162,345.3	25,046.4	21,581.4	9,571.2	7,117.4
Other financial assets	12,518.2	15,242.6	8,090.5	8,183.0	9,916.3
Loans and other financings	289,889.6	249,563.5	233,726.4	204,542.5	191,009.6
Other securities	345,466.5	275,143.0	277,180.9	210,915.8	212,798.4
Financial assets in guarantee	23,862.2	20,388.2	14,468.7	14,716.4	10,057.2
Current Income tax assets	1,693.7	1,033.4	975.4	1,025.9	797.2
Investments in equity instruments	421.7	410.5	488.3	374.3	234.0
Investments in subsidiaries, associates and joint ventures	-	-	-	-	-
Property, plant and equipment	13,838.9	13,853.1	13,499.4	9,111.1	8,933.3
Property investments	16,803.5	16,768.5	17,566.2	9,058.0	8,652.3
Intangible Assets	9,486.7	8,061.4	7,823.0	6,514.0	5,748.5
Deferred tax assets	20,854.4	17,237.5	12,980.9	10,932.1	8,418.9
Other non-financial assets	4,679.3	4,005.1	3,693.0	3,996.1	3,312.0
Total assets	**992,417.7**	**732,184.6**	**678,447.1**	**539,350.7**	**526,650.8**
Liabilities and shareholders' equity					
Deposits:	805,929.9	576,598.7	547,516.9	428,014.0	425,423.8
Non?financial public sector	93,281.9	28,233.2	27,843.1	23,431.0	24,637.8
Financial sector	33.8	57.7	101.4	62.2	116.7
Non?financial private sector and foreign residents	712,614.2	548,307.8	519,572.4	404,520.8	400,669.3
Liabilities at a fair value through profit or loss	675.3	2,071.2	2,139.2	395.6	2,312.2
Derivatives	-	0.6	-	-	-
Repo transactions	877.6	-	-	2,320.8	-
Other financial liabilities	26,578.2	28,351.0	18,105.5	18,287.0	19,856.4
Financing received from Central Bank and others	8,324.8	5,128.0	5,529.7	4,665.7	2,944.5
Medium Term Notes	-	-	561.4	557.5	546.0
Current Income tax liabilities	-	-	-	-	-
Subordinated Loan and Negotiable Obligations	-	-	-	-	-
Provisions	2,168.4	2,183.1	1,691.7	1,365.8	1,053.0
Deferred tax liabilities	-	-	-	-	-
Other non-financial liabilities	41,993.3	33,284.9	28,795.4	26,052.3	21,771.7
Total liabilities	**886,547.6**	**647,617.4**	**604,339.7**	**481,658.8**	**473,907.6**
Attributable Shareholders' equity	**105,778.4**	**84,493.1**	**74,041.9**	**57,642.2**	**52,697.5**
Non Controlling Interest	91.7	74.1	65.5	49.7	45.7
Total liabilities and shareholders' equity	**992,417.7**	**732,184.6**	**678,447.1**	**539,350.7**	**526,650.8**

About Grupo Supervielle S.A.

(NYSE: SUPV; BYMA: SUPV)

Grupo Supervielle provides a wide range of financial and non-financial services to its clients and have more than 130 years of experience operating in Argentina. Supervielle is focused on offering fast solutions to its clients and effectively adapting to evolving changes within the industries in which the company operates. Grupo Supervielle operates multiple platforms and brands and has developed a diverse ecosystem to respond to its clients’ needs and digital transformation. Since May 2016, the shares of Grupo Supervielle are listed on the ByMA and NYSE. The subsidiaries of Grupo Supervielle are: (i) Banco Supervielle, which is the eighth largest private bank in Argentina in terms of loans; (ii) Supervielle Seguros, an insurance company; (iii) Supervielle Productores Asesores de Seguros, an insurance broker; (iv) Supervielle Asset Management, a mutual fund management company; (v) Supervielle Agente de Negociación, a brokerage firm offering services to institutional and corporate customers, (vi) IOL invertironline, a broker specialized in online trading; Portal Integral de Inversiones S.A.U, a platform that offers online content related to financial investments, (vii) Espacio Cordial, an entity offering retail non-financial products, assistance, services and tourism, and (viii) MILA, a company specialized in the financing of car loans. IUDU Compañia Financiera S.A. and Tarjeta Automática S.A., two companies which had operations in the consumer finance segment until September 2022, entered into a merger agreement with Banco Supervielle S.A. that is expected to be effective in incoming months. Sofital, a holding company that owns shares of the same companies owned by Grupo Supervielle, is also part of our Group. As of the date of this report, Supervielle´s network includes 144 bank branches, its digital channels and virtual branches, and its commercial partnerships, serving 1.7 million active clients. For information about Grupo Supervielle, visit www.gruposupervielle.com.

Investor Relations Contacts:

Ana Bartesaghi	Gustavo Tewel	Valeria Kohan	Gonzalo Mingrone
Treasurer and Investor Relations Officer	IR Team Leader	Assistant	Junior IR analyst
Ana.BARTESAGHI@supervielle.com.ar	Gustavo.TEWEL@supervielle.com.ar	Valeria.KOHAN@supervielle.com.ar	Gonzalo.MINGRONE@supervielle.com.ar

Safe Harbor Statement

This press release contains certain forward-looking statements that reflect the current views and/or expectations of Grupo Supervielle and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “seek,” “future,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) changes in general economic, financial, business, political, legal, social or other conditions in Argentina or elsewhere in Latin America or changes in either developed or emerging markets, (ii) changes in regional, national and international business and economic conditions, including inflation, (iii) changes in interest rates and the cost of deposits, which may, among other things, affect margins, (iv) unanticipated increases in financing or other costs or the inability to obtain additional debt or equity financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities, (v) changes in government regulation, including tax and banking regulations, (vi) changes in the policies of Argentine authorities, (vii) adverse legal or regulatory disputes or proceedings, (viii) competition in banking and financial services, (ix) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of Grupo Supervielle, (x) increase in the allowances for loan losses, (xi) technological changes or an inability to implement new technologies, (xii) changes in consumer spending and saving habits, (xiii) the ability to implement our business strategy and (xiv) fluctuations in the exchange rate of the Peso. The matters discussed herein may also be affected by risks and uncertainties described from time to time in Grupo Supervielle’s filings with the U.S. Securities and Exchange Commission (SEC) and Comision Nacional de Valores (CNV).  Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document.  Grupo Supervielle is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether because of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized,

5
Grupo Supervielle S,A,

Date: August 28, 2023	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer